                                                                 [CELANESE LOGO]

                                                              ANNUAL REPORT 2000



STRIVING FOR GROWTH

                                   [GRAPHIC]

[CELANESE LOGO]

CORE BUSINESSES AND PERFORMANCE PROFILE


     We focus mainly on basic chemicals, acetate products, technical polymers, oriented polypropylene film and food ingredients. Our customers include global manufacturers of industrial and consumer products. Our key products hold No. 1 or No. 2 global market positions.


     Our strengths include our global market presence, comprehensive know-how in process and production technology and a competitive cost structure.


     Our company consists of five segments.
--------------------------------------------------------------------------------

ACETYL PRODUCTS     Acetyl Products is our largest segment, with 39% of total
                    sales. It uses our own technology to process natural gas and
[CELANESE           ethylene into a variety of basic chemicals for almost all
 CHEMICALS LOGO]    manufacturing industries.

--------------------------------------------------------------------------------
CHEMICAL            The product range of this segment, which makes up nearly 20%
INTERMEDIATES       of our total segment sales, consists of acrylic acid and
                    acrylates, oxo products and specialties. Our most important
[CELANESE           customers are to be found in the paint and coatings,
 CHEMICALS LOGO]    agro-chemicals and textile industries.

--------------------------------------------------------------------------------

ACETATE PRODUCTS    Celanese is the world's largest producer of cellulose
                    acetate filament and tow. The segment makes up 15% of
[CELANESE           Celanese's total sales. Acetate products are primarily used
 ACETATE LOGO]      in the production of fashion apparel and linings, as well a in cigarette filters.

--------------------------------------------------------------------------------

TECHNICAL POLYMERS  With Ticona's high performance polymers, (18% of total
TICONA              sales) we are well positioned at the upper end of the
                    chemicals value chain. Ticona offers tailored solutions for
[TICONA LOGO]       industrial customers, especially in the electronics,
                    telecommunications, automotive and medical sectors.

--------------------------------------------------------------------------------

PERFORMANCE         This segment, with approximately 8% of total Celanese sales,
PRODUCTS            consists of Trespaphan, which manufactures oriented
                    polypropylene films (OPP), and Nutrinova, which produces
[NUTRINOVA LOGO]    food ingredients. We occupy leading positions in both
                    businesses.
[TRESPAPHAN LOGO]

                                                                SEGMENT OVERVIEW


in E million
-----------------------------------------
Sales               2000           2,106
                    --------------------
                    1999           1,561
----------------------------------------
Operating profit    2000             (10)
                    --------------------
                    1999             (65)
----------------------------------------
EBITDA*             2000             200
                    --------------------
                    1999              89
----------------------------------------


Sales of Acetyl Products increased by 35%; EBITDA* doubled. The operating loss decreased considerably because of significantly higher selling prices and cost reduction measures. A plant closure, however, weighed on operating results.

In Acetyl Products we are pursuing a strategy of strengthening our leading position in our high volume products, particularly in growth markets, as well as extending our integrated value chain to include higher value added chemicals.


in E million
-----------------------------------------
Sales               2000           1,085
                    --------------------
                    1999             884
----------------------------------------
Operating profit    2000             (24)
                    --------------------
                    1999             (47)
----------------------------------------
EBITDA*             2000              50
                    --------------------
                    1999              84
----------------------------------------

Sales of this segment increased by 23%. Operating results remained negative due to sharp increases in raw material costs. With the exception of specialties, the segment is under pressure due to overcapacity and industry consolidation.

To address the unsatisfactory results of this segment, the company will focus on increasing efficiency and seeking new partnerships.

in E million
-----------------------------------------
Sales               2000             756
                    --------------------
                    1999             739
----------------------------------------
Operating profit    2000               9
                    --------------------
                    1999             (46)
----------------------------------------
EBITDA*             2000              92
                    --------------------
                    1999              95
----------------------------------------


The segment benefited from the extensive restructuring and cost reduction measures initiated in 1999. As a result, the operating result improved to a profit of E9 million after a loss of E46 in 1999.


In Acetate Products we are strategically focusing on safeguarding our technology and cost leadership positions and also on maintaining our strong position on the global market for acetate tow.

in E million
-----------------------------------------
Sales               2000             923
                    --------------------
                    1999             788
----------------------------------------
Operating profit    2000              96
                    --------------------
                    1999             (96)
----------------------------------------
EBITDA*             2000             140
                    --------------------
                    1999             123
----------------------------------------

Mainly as a result of higher demand, sales increased by 17% and EBITDA* by 14%. In 2000, Ticona started up the world's first plant for cycloolefin copolymers, a new generation of plastics.

Ticona is pursuing a strategy of targeted growth. The business will pursue growth by developing new applications, adapting most business processes to eBusiness and building up the company's market presence in Asia.

in E million
-----------------------------------------
Sales               1000             409
                    --------------------
                    1999             397
----------------------------------------
Operating result    2000              33
                    --------------------
                    1999             (93)
----------------------------------------
EBITDA*             2000              74
                    --------------------
                    1999              42
----------------------------------------

Earnings of Performance Products increased considerably, mainly due to cost savings from restructuring measures at Trespaphan and higher sales volumes for Sunett(R).

For Trespaphan, we are exploring options to enhance value and market presence. At Nutrinova we want to increasingly move away from single products toward complete solutions in food ingredients.


*Earnings (before interest, taxes, depreciation and amortization) excluding special charges

FINANCIAL HIGHLIGHTS

                                                                          2000               1999          CHANGE           2000
                                                                         in Em             in Em           in %       in US $ m(3)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                5,207              4,318             21              4,888
------------------------------------------------------------------------------------------------------------------------------------
EBITDA(1) excluding special charges                                        500                377             33                469
------------------------------------------------------------------------------------------------------------------------------------
Special charges                                                            (29)              (559)           -95                (27)
------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                     83               (521)          n.m.                 78
------------------------------------------------------------------------------------------------------------------------------------
Profit (loss) before taxes                                                 139               (592)          n.m.                130
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
    continuing operations                                                   55               (502)          n.m.                 51
    continuing and discontinued operations                                  58               (207)          n.m.                 54
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures and investments                                       637                659             -3                598
------------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding (thousands)                                  53,293             55,915             -5             53,293
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share (in E/US $):
    continuing operations                                                 1.03              (8.98)          n.m.               0.96
    continuing and discontinued operations                                1.09              (3.70)          n.m.               1.01
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
in E million as of December 31
------------------------------------------------------------------------------------------------------------------------------------
Net financial debt(2)                                                    1,141                570           >100              1,071
------------------------------------------------------------------------------------------------------------------------------------
Shareholder's equity                                                     2,843              2,866             -1              2,669
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                             7,642              7,569              1              7,174
------------------------------------------------------------------------------------------------------------------------------------
Number of employees year end                                            13,200             14,900            -11             13,200
------------------------------------------------------------------------------------------------------------------------------------

1    Earnings before interest, taxes, depreciation and amortization

2    Short- and long-term debt less cash and cash equivalents

3 All dollar figures translated solely for the convenience of the reader at the year-end exchange rate US $ 0.9388 per euro


n.m. = not meaningful

                                                                      Contents 1

CONTENTS


 2     Letter to Shareholders
 4     The Board of Management
 5     Program 2001
 6     Management Report Summary --
       Results of the Segments
12     The Celanese AG Share

16     Striving for Growth
        16     CHANGE
        24     FOCUS
        32     INNOVATION
        40     EFFICIENCY
        46     SUSTAINABILITY

52     Report of the Supervisory Board
57     Supervisory Board
58     Consolidated Statements of Operations*
59     Consolidated Balance Sheets*
60     Consolidated Statements of Cash Flows*
61     Imprints and contacts

 *Condensed

2


[PHOTO OF CLAUDIO SONDER]

DEAR SHAREHOLDER,



     Following an eventful first business year in 1999, during which we realigned our company and listed on the stock exchange, we successfully implemented the next phase of our development in 2000. We made a profit and positioned Celanese on the path to growth.


     My colleagues on the Board and I would like to warmly thank our employees for their great commitment to Celanese AG and their enormous contribution towards building up our company.


For Celanese AG, we plan:

- TO OPTIMIZE OUR PORTFOLIO AND STRENGTHEN OUR CORE BUSINESSES By mid-2000, we were able to conclude an extensive divestiture program, and we rigorously followed through on the restructuring measures we initiated in the core businesses in our start-up phase. Our portfolio has now begun to take shape for further strategic development.


- TO IMPROVE THE PROFITABILITY OF OUR BUSINESSES EBITDA (earnings before interest, taxes, depreciation, amortization) excluding special charges increased by one third compared with 1999. We achieved an operating profit and positive net income in 2000, after a loss in the previous year. Our ongoing work on restructuring and implementing cost reduction measures has yielded quick results, as have our efforts to improve our market position.


- TO GROW CELANESE AG THROUGH INTERNAL AND EXTERNAL INITIATIVES

Topping the list of these initiatives are the start-up of our acetic acid plant in Singapore, the acquisition of the polyvinyl alcohol (PVOH) business from Air Products and the start of production of Topas(R), a new-generation polymer with superior properties, in Oberhausen, Germany.

                                                                               3
LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE
-------------------

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS


     In spite of a positive economic environment, we faced sharply higher raw material and energy prices in 2000, especially that of natural gas. An additional adverse circumstance was the problems at our acetic acid plant in Singapore, which were caused by a supplier's inability to provide carbon monoxide on a reliable basis. These events weighed on the results and margins of our business.


     Another challenging phase lies ahead of us, now that we have met the first goals on our path to growth and profitability. Our "Program 2001" described in this report sets out the objectives we are currently working on, organized into five main themes. We want to continue to develop Celanese AG into a less cyclical and higher value added chemical company and to seize the opportunities to improve the competitiveness of every business. In addition we will pursue strict cost management, while optimizing working capital and raising plant efficiency.


     For the year 2000, we will ask shareholders at this year's Annual General Meeting to approve a dividend payment of E0.40 per share, up from E0.11 per share in 1999.


     Firstly, however, I would like to invite you to read on and find out more about our expansion plans, and our innovation and growth initiatives, and to share our confidence that we will continue to enhance the shareholder value of Celanese AG.

Sincerely,

/S/CLAUDIO SONDER
-----------------
Claudio Sonder

4

THE BOARD OF MANAGEMENT


Claudio Sonder
Chairman

Edward H. Munoz
Chief Executive Officer Ticona
Technical Polymers Ticona

Perry W. Premdas
Chief Financial Officer
Acetate Products

Ernst Schadow
Chief Technology Officer, Director of Personnel
Technology, Environment,
Performance Products, Personnel

David N.Weidman
Chief Executive Officer Celanese Chemicals
Acetyl Products
Chemical Intermediates


[PHOTO OF PERRY W. PREMDAS]

[PHOTO OF EDWARD H. MUNOZ]

[PHOTO OF CLAUDIO SONDER]

[PHOTO OF ERNST SCHADOW]

                                                                               5
LETTER TO SHAREHOLDERS
----------------------
STRIVING FOR GROWTH

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS

PROGRAM 2001 - STRIVING FOR GROWTH

CHANGE

Change is the most important source of energy for our growth initiatives. This leads to value creation for our company. Change is evident in the realignment of our portfolio and our organization, but it is based on a fundamental change in the way we think and act.


FOCUS

During its first business year Celanese AG focused on operational excellence throughout all businesses. On the growth path this means strengthening our core businesses. This can only happen through a stronger customer orientation and an enhanced presence in the areas designated for growth.


INNOVATION

Sustainable growth arises from the development of new ideas and the creation of new demand. This is why our successful innovations follow intensive research and development work. We combine creativity with innovation management and enter into development partnerships with our customers in order to open new frontiers for new applications.


EFFICIENCY

Growth and efficiency are tightly linked to one another. This is the reason for our cost and technology leadership. Reducing the amount of energy consumption and optimizing the logistics chain are just some aspects of our efforts. eBusiness has opened up various opportunities for improvement of business processes, interfaces to customers and communications.

SUSTAINABILITY

Solving problems quickly, understanding the dynamics of the industry and driving excellence are the fundamental tools for sustainability and value creation. Technologies with distinct economic advantages, market awareness, ecological expertise, and training and developing employees are prerequisites for sustainable growth.


[PHOTO OF DAVID N. WEIDMAN]

6

MANAGEMENT REPORT SUMMARY

     Celanese improved its performance significantly in 2000, compared to 1999. This is mainly a result of lower special charges, higher selling prices and cost reductions from restructuring initiatives. However, profitability was constrained by rising raw material and energy costs and supply/demand imbalances in some businesses. In addition, the Acetyl Products segment had to deal with production disruptions at the plants in Clear Lake, Texas and Singapore.

     The company made progress in implementing its strategy of internal and external growth in 2000, with three major accomplishments. Ticona opened the first plant for cycloolefin copolymers, a polymer with superior optical and moisture barrier properties, in Oberhausen, Germany. In the summer, Celanese Chemicals started up its new acetic acid plant in Singapore. Also in September, we acquired the polyvinyl alcohol business of Air Products for E359 million, in order to expand our integrated value chain to include higher value added chemicals.



[PIE CHART]

CORE BUSINESSES OF CELANESE AG, SHARE OF TOTAL SALES
----------------------------------------------------
Acetyl Products                          39%
Chemical Intermediates                   20%
Acetate Products                         15%
Technical Polymers Ticona                18%
Performance Products                      8%


[PIE CHART]

SALES OF CORE BUSINESSES BY REGION
----------------------------------------------------
NAFTA                                    48%
Europe                                   35%
Asia*                                    13%
Other                                     4%

*consolidated businesses

     NET SALES increased by 21% in 2000 due to higher selling prices (12%) and favorable currency effects (11%), primarily the appreciation of the U.S. dollar against the euro. Volumes decreased slightly (-2%).

FACTORS AFFECTING SEGMENT SALES
IN PERCENT; EXCLUDING OTHER
----------------------------------------------------

                           VOLUME   PRICE  CURRENCY
----------------------------------------------------
Acetyl Products              -3      23        13
Chemical Intermediates       -1      15        10
Acetate Products            -10       2        12
Ticona                        7       1         9
Performance Products         -8       5         6
----------------------------------------------------
SEGMENT TOTAL                -2      12        11
====================================================

     Celanese AG recorded an OPERATING PROFIT of E83 million in 2000, compared to an operating loss in 1999 of E521 million. The main reason for this turnaround was the conclusion of extensive restructuring. In addition, improved prices and favorable currency movements contributed to the increase.

     EBITDA excluding special charges increased by 33% to E500 million. This was driven by the successful pass-through of higher raw material prices to customers in the Acetyl Products segment and strong first half demand on the automotive and electrical/electronic markets for Ticona's technical polymers. Positive influences also came from cost savings, as well as favorable currency effects.

                                                                               7
LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS

SEGMENT EBITDA EXCLUDING SPECIAL CHARGES
IN E MILLION

                                     2000     1999     CHANGE
-------------------------------------------------------------
Acetyl Products                      200       89      >100%
Chemical Intermediates                50       84       -60%
Acetate Products                      92       95        -3%
Ticona                               140      123        14%
Performance Products                  74       42        76%
Other Activities                     (56)     (56)        0%
-------------------------------------------------------------
TOTAL                                500      377        33%
=============================================================

     Although growth initiatives stood in the foreground in the year 2000, the restructuring initiatives which began in 1999 were continued or, in some cases, concluded. The main focus was on closing inefficient production facilities and concentrating production at large, more cost-efficient sites. SPECIAL CHARGES amounted to a net E29 million in 2000. The restructuring charges in 2000 largely relate to the closure of an Acetyl Products plant in Knapsack, Germany. Annual cost savings from 1999 and 2000 restructuring initiatives are estimated to be about E165 million upon completion.

     With the sale of our share in Thermphos, Vintron and Vinnolit during the first half of 2000, the divestiture program was completed. Celanese received gross proceeds of E35 million from the sale of these discontinued operations. The increase in working capital is primarily due to currency effects. The continuous reduction in working capital is one of the main aims of our strategy for 2001.

     Net financial debt increased to E1,141 million as of December 31, 2000 compared to E570 million a year earlier. This increase is primarily attributable to the polyvinyl alcohol (PVOH) acquisition, the payment of special charges, and the share buy back program.

     Celanese AG ended the year 2000 with net earnings of E58 million compared to a net loss of 207 million in 1999. Earnings per share improved to E1.09.

     Shareholders' equity decreased slightly to 2,843 million due to the share buy back. The equity ratio is 37%.

     As a result of continuing to focus our portfolio, and the restructuring initiatives described above, the number of employees decreased to approximately 13,200 at year end.


[PIE CHART]


NUMBER OF EMPLOYEES BY REGION
(AS OF DECEMBER 31, 2000)

NAFTA          8400
Europe         4500
Asia            170
Africa          130

8

RESULTS OF THE SEGMENTS

ACETYL PRODUCTS--

     NET SALES for the Acetyl Products segment increased by 35% over 1999 to E2,106 million. This increase was attributable to price increases (23%), favorable currency effects (13%) and the acquisition of the PVOH business (2%), while volumes decreased by 3%. Due to a five-week production interruption at the Clear Lake, Texas facility, Celanese declared a temporary force majeure worldwide. It continues to maintain force majeure in Asia due to difficulties a supplier has had in delivering carbon monoxide to our plant in Singapore.

     The segment recorded SPECIAL CHARGES of E68 million, which included E53 million from the closure of the acetic acid, acetic anhydride and an acetaldehyde unit in Knapsack, Germany and E15 million in employee severance costs as the result of restructuring at an administrative office and at a plant in Texas.

     The OPERATING LOSS for the Acetyl Products segment was reduced to E10 million in 2000 from E65 million in 1999, which was mainly possible due to positive raw material cost pass through and the favorable effects of cost reduction initiatives. Nevertheless, improvements in 2000 were partially offset by the special charges and production disruptions noted earlier, as well as depreciation and amortization associated with the new Singapore units and the acquisition of the polyvinyl alcohol business.

     EBITDA excluding special charges increased by E111 million to E200 million.

ACETYL PRODUCTS
IN E MILLION
------------------------------------------------------------

                                 2000       1999     CHANGE
------------------------------------------------------------
Sales                            2,106      1,561      35%
EBITDA excluding special           200         89    >100%
charges
EBITDA excluding special           9.5%       5.7%
charges/sales (%)
Operating profit (loss)            (10)       (65)    -85%
Depreciation & amortization        142        101      41%
Capital expenditure                 80        127     -37%
------------------------------------------------------------


     As successor to Knut Zeptner, who retired from the Board of Management in September, David N. Weidman assumed responsibility for the Chemicals business segment. Dave Weidman was formerly president of Performance Polymers at Allied Signal/Honeywell.

CHEMICAL INTERMEDIATES--

     NET SALES for the Chemical Intermediates segment increased 23% over 1999 to E1,085 million. The sales increase reflects price increases (15%) and also favorable currency movements (10%). Sales were also influenced by a final milestone payment in 1999 (1%). Volumes remained relatively constant, especially those of oxo products due to a decision not to participate in the low pricing environment in Asia. Selling prices were increased for the majority of the segment's products to keep pace with higher raw material prices for propylene. Acrylates were unable to achieve a positive cost pass through due to value chain consolidation and global industry overcapacity.

     The segment recorded SPECIAL CHARGES of E4 million, primarily related to administrative restructuring. This compares to E57 million in 1999.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS

     The OPERATING LOSS narrowed to E24 million from E47 million in 1999. The main reason for this was the positive effect of lower special charges. The 1999 performance was favorably affected by the receipt of an insurance settlement and a milestone payment relating to an acrylate project. However, after adjusting for these events and lower special charges, operating profit remained largely unchanged as price increases and cost reductions were offset by higher raw material and energy costs.

     EBITDA excluding special charges decreased to E50 million in 2000 from E84 million in the comparable period. Disregarding the special factors noted above for 1999, EBITDA excluding special charges was relatively flat.

CHEMICAL INTERMEDIATES
IN E MILLION
--------------------------------------------------------------

                                     2000     1999    CHANGE
Sales                               1,085     884      23%
EBITDA excluding special charges       50      84     -40%
EBITDA excluding special             4.6%    9.5%
charges/sales (%)
Operating profit (loss)               (24)    (47)    -49%
Depreciation & amortization            70      74      -5%
Capital expenditure                    40      46     -13%

--------------------------------------------------------------

ACETATE PRODUCTS--

     NET SALES for the Acetate Products segment increased by 2% to E756 million in 2000, primarily due to favorable currency movements (12%) and price increases (2%), offset in part by lower sales volumes (-10%) and the transfer of the polybenzimidazole (PBI) business to Other Activities (-2%). Price increases were attributable to changes in product mix from the lower priced acetate flake to higher priced acetate tow. Volumes declined in flake and filament while increasing in tow. Flake volume decreased due to lower sales to the non-consolidated Chinese joint ventures as these increased local production. Acetate filament experienced a continued decline in volume as a result of a shift in demand toward other textile materials and increased Asian competition. Tow volumes increased due to increased demand in Europe, while prices remained under pressure due to industry overcapacity.

     SPECIAL CHARGES of E8 million were recorded, compared to E81 million in 1999. They mainly represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America. Special charges were lower partly because the decision to close a plant was revised. Special charges in 1999 related primarily to extensive restructuring in the NAFTA region. Celanese Acetate reduced capacity in acetate filament by nearly 40,000 metric tons during 1999 and 2000.

     OPERATING PROFIT in 2000 improved significantly to E9 million from an operating loss of E46 million in 1999, mainly due to lower special charges and successful cost reductions at all locations. Operating profit was negatively affected by the decrease in acetate flake and filament sales volumes, as well as higher raw material and energy costs.

     EBITDA excluding special charges remained relatively constant at E92 million in 2000 as compared to E95 million in 1999.

10

ACETATE PRODUCTS
IN E MILLION
----------------------------------------------------------------

                                      2000      1999      CHANGE
Sales                                  756       739          2%
EBITDA excluding special charges        92        95         -3%
EBITDA excluding special             12.2%     12.9%
charges/sales (%)
Operating profit (loss)                  9       (46)       n.m.
Depreciation & amortization             75        60         25%
Capital expenditure                     30        30          0%

----------------------------------------------------------------

TECHNICAL POLYMERS TICONA--

     NET SALES for the Ticona segment increased by 17% to E923 million, reflecting favorable currency movements (9%), higher volumes (7%) and price increases (1%). The increase in volumes was attributable to higher demand from the automotive sector, the global telecommunications industry and for new applications, especially in Europe. The softening of the U.S. economy in the fourth quarter has significantly impacted demand from the automotive sector. Prices remained largely unchanged due to industry pressures, particularly in the U.S., and imports of standard grade polymers from Asia.

     Ticona recorded E29 million of income in SPECIAL CHARGES, primarily due to an E18 million insurance reimbursement associated with the plumbing case and the adjustment of the restructuring accrual due to an unfavorable tax treatment of severance payments. This compares to special charges of E154 million of expense in 1999, primarily related to the plumbing case.

     OPERATING PROFIT increased to E96 million from an operating loss of E96 million in 1999. The main reasons for this improvement were the positive effects of higher sales volumes and lower special charges. The cost reductions and productivity improvements were partially offset by the rapid increase in raw material and energy costs, particularly in the fourth quarter. Earnings were reduced in 2000 by the COC production plant startup and investments in eBusiness.

     EBITDA excluding special charges increased by E17 million to E140 million.

TECHNICAL POLYMERS TICONA
IN E MILLION
--------------------------------------------------------------

                                       2000     1999    CHANGE
Sales                                   923      788       17%
EBITDA excluding special charges        140      123       14%
EBITDA excluding special               15.2%    15.6%
charges/sales (%)
Operating profit (loss)                  96      (96)     n.m.
Depreciation & amortization              73       65       12%
Capital expenditure                      58       40       45%

--------------------------------------------------------------

PERFORMANCE PRODUCTS--

     NET SALES for the Performance Products segment increased by 3% to E409 million. OPP films sales, which represented 70% of net sales in this segment, increased by 2%. Higher average prices and favorable currency effects were largely offset by volume declines resulting from the closure of the Swindon, UK facility in 1999. The increase in the average prices of OPP films resulted from a shift in the product mix toward higher value added products and the pass through of higher raw material costs.

     Food ingredients sales, which represented 30% of total segment net sales, increased by 6% due to higher volumes and favorable currency effects, which were partially offset by price decreases. Higher sales volumes were attributable to increased usage of the high intensity sweetener Sunett(R) in the U.S. beverage industry, as well as the return of cus-

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       11



tomers from Chinese competitors after a successful patent infringement lawsuit in the UK. Intense competition from Japanese and Chinese producers led to a decrease in sorbate prices, which, however, partially recovered in the fourth quarter, due to improved business conditions.

     The Performance Products segment recorded E6 million of SPECIAL CHARGES in 2000, primarily relating to the relocation of an OPP film production line from Swindon, UK to Mantes, France. This compares to E99 million of special charges in 1999, primarily resulting from antitrust actions in the sorbates industry and the closure of the Swindon facility.

     OPERATING PROFIT improved to E33 million as compared to an operating loss of E93 million in 1999. The improved operating results were mainly due to lower special charges and a lower cost base in the OPP films business resulting from the Swindon closure and the increased sales of higher value added products, as well as increased volumes of the high intensity sweetener Sunett(R) in the food ingredients business.

         EBITDA excluding special charges increased by E32 million to E74 million.

     PERFORMANCE PRODUCTS
     IN E MILLION

                                           2000          1999           CHANGE
                                           ----          ----           ------
Sales                                      409            397               3%
EBITDA excluding special charges            74             42              76%
EBITDA excluding special                 18.1%          10.6%
charges/sales (%)
Operating profit (loss)                     33            (93)            n.m.
Depreciation & amortization                 35             36              -3%
Capital expenditure                         18             12              50%

OTHER ACTIVITIES --

     Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH and the high performance polymer PBI. Net sales amounted to E84 million. The operating loss fell to E21 million, and EBITDA excluding special charges remained flat at a loss of E56 million.

THE CELANESE SHARE - THE FIRST YEAR

THE YEAR 2000 --


     Our share had a difficult market to contend with in 2000. Following 1999, which was a great year for international markets, 2000 was rather disappointing for the majority of traded shares. Although global shares recorded strong gains in the first quarter, the trend reversed in the remainder of the year. As a result, the majority of shares and indices fell below the level at which they stood at the beginning of January 2000.

CELANESE - KEY SHARE DATA

                                                    2000             1999
                                                 ----------       ----------
Number of shares outstanding (average)           53,293,128       55,915,369
Number of shares outstanding (year-end)          50,326,355       55,915,369
Trading volume on the German
exchanges(1)                                     24,034,963       18,420,484
Trading volume on the NYSE(2)                     2,269,300          830,500
Share price high (E/share)(3)                         25.25            18.43
Share price low (E/share)(3)                          16.50            14.20
Closing price at year-end (E/share)(3)                19.30            18.00
EPS (E/share)                                          1.09            (3.70)
Dividend (E/share)                                     0.40             0.11
EBITDA* excl. special charges (E/share)                9.38             6.74
Cash provided by operating
activities (E/share)                                   1.18             3.27

(1) Source: Deutsche Boerse AG
(2) Source: New York Stock Exchange
(3) Closing price on Frankfurt stock exchange
*   Earnings before Interest, Taxes, Depreciation and Amortization

OUR FIRST YEAR AS A LISTED COMPANY --

     The Celanese AG share has now been traded for more than one year as a global registered share on the New York Stock Exchange and the German bourse. Thus shareholders may trade the stock in both Frankfurt and New York. This shareholder-friendly structure is aimed at promoting and supporting ownership of the share among international investors.

DEVELOPMENT OF CELANESE SHARE TRADING VOLUMES ON THE NYSE
(14% of total Celanese share trading volume)

1st quarter                              3%
2nd quarter                              5%
3rd quarter                             12%
4th quarter                             21%

     A total of 48% of outstanding shares were traded in 2000, with most of the trading in our share taking place on the Deutsche Boerse in Frankfurt. However, since the second half of 2000, interest in our share on the New York Stock Exchange has been on the increase. In the fourth quarter, every fifth traded Celanese share changed hands in the U.S. For us, this is an important indicator because it demonstrates that our efforts to encourage the U.S. capital market to take greater interest in our share are beginning to pay off.

THE DEVELOPMENT OF OUR SHARE PRICE
AND THE DIVIDEND --

     In 2000, our stock traded at a high of E25.25 (February 9) and at a low of E16.50 (August 7). The closing price of our share on December 29, 2000, on the Frankfurt stock exchange was E19.30. We are pleased that our share performed reasonably well in comparison with those of our international competitors. Nevertheless, our performance was only average in comparison to the German M-Dax index for mid-cap stocks. At the same time, it is worth taking into account that the chemical industry as a whole was not popular with institutional investors

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       13



for most of last year and was given an underweight rating in investor portfolios when compared with its weighting in the relevant international indices.

     At this year's Annual General Meeting, the Board of Management and the Supervisory Board will propose to shareholders the payment of a dividend of E0.40 per share for the year 2000. In relation to the average share price in 2000 of E18.90, this represents a dividend yield of 2.1% for our shareholders.

DEVELOPMENT OF CELANESE'S SHARE PRICE SINCE THE STOCK EXCHANGE LISTING
(INDEXED)

180

160

140
                                   [LINE GRAPH]
120

100

80

Oct 99           I/2000             II/2000            III/2000          IV/2000

CELANESE (E)      SAR PEER MEDIAN *       MDAX

* Peer Group: Dow Chemicals/Union Carbide, DSM, Eastman Chemicals, Georgia Gulf, ICI, Lyondell, Methanex, Millennium Chemicals, Rhodia

SHARE BUY BACK PROGRAM --

     At the Annual General Meeting in May 2000, shareholders authorized the company to buy back up to 10% of outstanding shares, in order to cover the financial exposure related to its equity based management incentive programs among other reasons. In all, we bought back 5,591,500 shares at a total cost of around E119 million, or approximately E21 per share. The number of our outstanding shares has now fallen to 50,326,355.

     We regard the share buy back program as a tool which enables shareholders to participate in value enhancement at Celanese AG, and we plan to use it selectively in the future as well.

A CHANGE IN THE SHAREHOLDER STRUCTURE --

     The demerger of Celanese led to a considerable change in the structure of our shareholders. One look at our institutional investors and the regional breakdown of our retail shareholders demonstrates the extent of this change. The most recent survey showed the following global shareholder structure. 46% of our shareholders are German, 19% North American and 6% European (including the UK and Ireland). Our largest single shareholder, Kuwait Petroleum Corporation (KPC) in the Middle East, holds 29% of our shares. Excluding KPC, institutional investors own around 42% of our shares, with the rest being held predominantly by private investors. We estimate that employees and retirees own a total of around 10% of our shares.

     We are particularly pleased that an increasing number of employees have chosen to become shareholders, reflecting that they identify with and are committed to Celanese.

14



SHAREHOLDER STRUCTURE
BY INVESTOR GROUP

KPC                                29%          [PIE CHART]
Institutional investors            16%
(North America)
Institutional investors            26%
(Europe)
Retail                             19%
Employees, retirees                10%

Source: Taylor Rafferty Associates; Celanese AG, numbers rounded

SHAREHOLDER STRUCTURE
BY REGION

Germany and other                   46%         [PIE CHART]
Kuwait                              29%
North America                       19%
Europe (including UK/Ireland)        6%

INCENTIVE PROGRAMS --

     In 2000, employees were offered the chance to participate in the success of our new company. Celanese AG provided those employees who chose to purchase company shares with a financial incentive of up to E700 per person. In all, one third of employees in our core businesses participated in the program. As part of a government program to encourage citizens to make provisions for their old age (the so-called 401-K), U.S. employees can make tax free investments in Celanese shares. Celanese AG welcomes employee stock participation and is therefore planning further such programs.

     In addition, we have launched other equity based employee incentive programs. An important element of these programs are stock appreciation rights
(SARs) for selected managers of Celanese. As part of one of these programs, each member of the Board of Management and the Global Management Team (GMT) is obliged to invest one gross annual salary in Celanese shares purchased on the open market.

     In exchange for making the investment, the company grants two stock appreciation rights for each share purchased. Holders of SARs have the right to receive the cash difference between the base price and the price of the stock on the day of exercise.

CELANESE AG STOCK-BASED INCENTIVE PROGRAM

LONG TERM INCENTIVE PROGRAM (LTIP)

eligible:        150 executive managers

term:            10 years; 2 year vesting period;
                 started in 1999, renewed in 2001

details: Stock Appreciation Rights (SARs) are determined individually as part of compensation; exercise hurdle:
                 Celanese shares must outperform peer group median

EQUITY PARTICIPATION PROGRAM (EPP)

eligible:        about 1,500 middle and executive managers

term:            10 years, 2 year vesting period; started in 1999

details: rights granted based on voluntary individual investment in Celanese shares of up to one annual salary; acquired number of shares matched with 2 SARs; exercise hurdle same as for the LTIP

SHARE PARTICIPATION PLAN (SPP)

eligible:        about 12,000 employees

term:            1 year holding period for the shares acquired;
                 started in 1999, renewed in 2001

details: Celanese provides a one time grant of up to E700 per employee for their individual investment in Celanese shares (up to E2,000)

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       15



STRENGTHENING INVESTOR RELATIONS --

     Open and transparent communication with shareholders, financial analysts and investors is a top priority for the Board of Management. We are convinced that by staying in constant touch with market participants, we are promoting an appropriate valuation of the Celanese share.

     This is why we make every effort to be in close contact with leading capital markets. Last year, we took part in five investor conferences and arranged 24 days of road shows during which we presented Celanese to international investors in Europe and North America and explained our strategy and the development of our company.

     Furthermore, we explained the individual strategies of our business segments at an international analysts' conference in Clear Lake, Texas in September 2000, and we presented analysts with our fact book, which includes comprehensive information on Celanese. The fact book will be updated annually and, like all presentations given to analysts and investors, is available on the Investor Relations homepage on the Internet under "www.celanese.com", or can be obtained from our Investor Relations department.

     Our regular reports on the quarterly results of our company are presented and discussed with investors and financial analysts in North America and in Europe during telephone conferences. As a matter of principle, we offer shareholders and other interested parties the chance to listen in on these telephone conferences and we publish the dial-in numbers for the conferences on our website.

     The Investor Relations department is there to provide shareholders, investors and analysts with contacts in Europe and in the U.S. One of the most important tools for our work worldwide is the provision of capital market information on our website. It is available under the heading "investor" on the Celanese homepage.

STUDIES ON CELANESE AG

     The following financial institutes published regular studies (of more than 5 pages in length) on Celanese during the year 2000

- BANKHAUS METZLER, GERMANY
- BEAR STEARNS, USA
- CHEVREUX DE VIREUX, GERMANY
- COMMERZBANK, UK
- CREDIT SUISSE FIRST BOSTON, UK
- DG BANK, GERMANY
- DEUTSCHE BANK, UK
- FORTIS BANK,THE NETHERLANDS
- JP MORGAN, UK
- LEHMAN BROTHERS, UK
- MERRILL LYNCH, USA
- MORGAN STANLEY DEAN WITTER, UK

IMPORTANT DATES 2001

MAY 3                    Telephone conference on the first quarter 2001

MAY 9                    Annual General Meeting, Oberhausen, Germany

JULY 31 Telephone conference on the second quarter and first half 2001

SEPTEMBER 12             International analysts' conference,
                         Frankfurt, Germany

OCTOBER 30               Telephone conference on the third quarter 2001

16


                                    [PHOTO]

                                                                 -- KAREN THOMAS

                                                                          CHANGE

                                   [GRAPHIC]

-- HELPS A CUSTOMER ORDER 2205 LBS. OF POLYACETAL ONLINE

18      CHANGE



KEEP MOVING

eBUSINESS FUNDAMENTALLY CHANGES BUSINESS PROCESSES

NEW PARADIGMS TO RUN OUR BUSINESS AND MEET CUSTOMER NEEDS

OUR EXECUTIVES HAVE BECOME CHANGE MANAGERS

     eBusiness has reinforced the far-reaching structural changes in the chemical industry. It has triggered major impulses for change at Celanese.

WITH eBUSINESS WE ARE DRIVING STRUCTURAL
CHANGE FORWARD --

     Celanese is using eBusiness to drive this process of change. eBusiness will lead to reduced transaction costs, closer customer relationships and new business supported by the Internet. eBusiness not only stands for new communication technologies and advances in information management, but also a quantum leap in customer service and a revolution in operational processes. Although we are at the very beginning of this change, Celanese AG has been able to position itself as an eBusiness leader in the chemical industry. We have invested approximately E30 million in eBusiness tools and equity interests. Celanese has appointed an eBusiness leader to drive progress and processes through the company-wide eNetwork team.

NEW WAYS OF MEETING CUSTOMERS' NEEDS ONLINE --

     Mips.Comm and ChemVip.com are new portals for doing business with customers. Mips.comm stands for "Market Information and Project Management System" and "Communication" and serves as the database for everything that Ticona's employees need to know about their customers, or even their customers' customers - in other words, about the market for technical polymers.

     MIPS.COMM will initially be used in Europe by top management and employees in the areas of sales, marketing, application development and product management. Quicker access to market information and up-to-date project management systems are as indispensable for doing business today as top quality products and high-level service. This is fundamental to Ticona, since the company markets its products together with its know-how in developing new applications, which strengthens longer-term partnerships with customers.

[PHOTO]         eBUSINESS

                  Karen Thomas assists customers in using BuyTiconaDirect, Ticona's own Internet order entry and tracking system. In 1998, Karen joined the Automotive Team, which handles the customer service needs of the automotive industry. Before joining Ticona, she gained twenty years experience in marketing and sales and is currently working on a degree in business.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       19



    Marketing experts, market researchers, customer service representatives and buyers are aligned and electronically connected to customers through Mips.comm. Mips.comm is an essential tool in the age of eBusiness. Sales processing can now be optimized and accelerated, since the necessary market data can be easily and quickly provided. eBusiness is now taking Ticona's marketing to a new level.

    Our chemical businesses are driving the eChange process in four dimensions:

    - Celanese Chemicals offers its entire product line online around the clock in the U.S. and Europe. CHEMVIP.COM embodies the change in customer service at Celanese Chemicals. It is also in the process of setting up a complete customer service function on its own ePlatform www.ChemVip.com.

    - The eVentures dimension involves Celanese investments in the leading eMarketplaces in the chemical industry, such as ChemConnect and Elemica.

    - Celanese Chemicals' global intranet has developed into the company's exclusive internal source of information. This process is not only enhancing internal efficiency, but has also set an eCulture change in motion: About 3,000 employees in the U.S. are using the company's own intranet for educational purposes (eLearning) with more than one hundred training programs in progress.

    - eProcurement is designed to achieve top performance in all related business processes, and has been fully integrated at the Oberhausen site.

CHEMICAL INDUSTRY EMARKETPLACES IN WHICH CELANESE
IS A MAJOR PLAYER OR HAS CO-FOUNDED (as of December 31, 2000)

NAME                     DESCRIPTION OF eMARKETPLACE                                  NUMBER OF MARKET
                         (COMPANIES IN 2000)                                          PARTICIPANTS
----                     ---------------------------                                  ----------------
ChemConnect              Leading neutral online B2B marketplace for chemicals,        7,500
                         plastics, and industrial gases. Buyers and sellers use
                         it to find trading partners and negotiate pricing online

Elemica                  Neutral eMarketplace for the chemical industry focused       22
                         on reducing supply chain costs by standardizing and
                         automating information exchange

FreeMarkets              Online auctions for industrial parts, raw materials,         Sellers: 150,000
                         commodities and services                                     Buyers: 100

Omnexus                  Neutral eMarketplace for injection & blow molding            7 largest plastics
                         resins, equipment, tooling, MRO                               companies

GE Polymerland           Leader in plastics distribution industry;                    22 largest plastics
                         part of GE Plastics                                          companies

GlobalBA.com             B2B eCommerce for specialty products and                     deployed in
                         plastics industry                                            Feb 2001

Yet2.com                 Technology exchange                                          57

Source: CommServ GmbH; Celanese AG

[PHOTO] Within the next two or three years, Ticona will sell 65% of its products via eCommerce and also use the Internet to handle 80% of its procurement. eBusiness is expected to increase profit by 10%. Ticona's vision is to become a leading eBusiness company in the area of engineering technical polymers.

                  The eBusiness strategy of Ticona is based on: --

20      CHANGE



eBUSINESS CREATES NEW PARTNERSHIP SYSTEMS --

    With eBusiness, traditional company boundaries become blurred. With the Unity project, Celanese Acetate initiated a new kind of relationship between supplier and customer - a new kind of business-to-business (B2B) venture between one of the largest pulp manufacturers worldwide, International Paper (IP), and the largest manufacturer of cellulose acetate, Celanese Acetate. This project is targeting considerable reductions in costs for the common supply chain. This means that business processes had to be redefined and converted into uniform electronic systems. To do so, both partners developed the strategic approach together with KPMG Consulting; on the technological side they are using WebMethods, a leading middleware provider for eCommerce.

    The novelty of this cooperative venture is integrating the cross-border B2B production and logistics processes between supplier and customer in a way that had not been possible in the industry until recently. In the year 2000, the Unity project began with the implementation of the SAP 4.6

SHARING AND INTERNET-ENABLING SUPPLY CHAIN FUNCTIONS

                               INTERNATIONAL PAPER

Planning          Procurement        Finance                Human
                  Fulfillment                               Resources

Plant             Product            Customer
Maintenance       Development        Relationship
                                     Management
                                                                   ALL WEB BASED
                                                                   SERVICES

Logistics         Production         Environmental
                                     Health & Safety

                                CELANESE ACETATE

release, a key Enterprise Resource Planning (ERP) system, the launching of the new Celanese Acetate website, and the optimization of logistics. With the SAP
4.6 release, Celanese Acetate is one of the few international companies using this state-of-the-art data processing and control system. Throughout 2001, it will be possible to supply acetate customers from our U.S. and Mexican plants with one-stop shopping. celaneseacetate.com is designed to enhance communications and the information flow within the supply chain and with key stakeholders. As Celanese Acetate continues to implement its eBusiness strategy, the site, in combination with its strategic investments in SAP, will serve as the gateway to seamlessly conduct business with its suppliers.



[GRAPHIC]         -   Creating new value propositions for its strategic market
                      segments

                  - Optimizing product and customer segmentation and service offerings

                  - Realizing cost and productivity efficiencies through more effective supply chain management

                  - Ensuring that the necessary eReadiness IT platform is in place to support new eBusiness activities

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       21



MEXICO - THE DYNAMICS OF A REGION --


    Trespaphan, our polypropylene films business, experienced growth in Europe and in the Americas last year. As a global business, Trespaphan is strategically positioned to balance the weaknesses of one region with the strengths of the other. As a result, management decided to restructure in Europe and expand the business' market presence in the NAFTA region. With this new strategy, Trespaphan shifted its portfolio focus from standard films to higher quality specialty films. To supply American customers with a local supply of high quality film, Trespaphan has transferred European technology to its Mexican site in Zacapu. More efficient and high-tech packaging solutions are produced and sold out of Mexico, such as multilayer packaging films for cigarettes and food.

    Celanese Chemicals' strategy of concentrating on its core businesses, investing in growth areas and consolidating sites on a worldwide basis led to the concentration of manufacturing capabilities in the southern NAFTA zone:
Cangrejera, Mexico. Its port facilities and efficient supply of raw materials, as well as a favorable product mix enabled the Cangrejera plant to win out over the traditional location, Celaya. The former acetic acid and ethanol units in Cangrejera were shut down and then converted into units for producing acetone derivatives, products which were previously produced in Celaya. Cangrejera's acetic anhydride capacity was expanded. Celanese's businesses in Mexico have been flexible and quick to adjust to the changing global competitive environment.

NEW WAYS OF DEVELOPING PROMISING PRODUCTS --

     Nutrinova, the food ingredients company of Celanese AG and one of the most successful businesses in its sector, is an excellent example of a change paradigm: It does not have a classic research organization and it specializes in only two products: the high-intensity sweetener Sunett(R) and the food preservative, sorbates. How can Nutrinova maintain its innovative power and growth potential in the future? By changing the innovation process and expanding its portfolio.

     In 1999, Nutrinova founded the cross-sectional team "Innovation & Market Introduction" (IMI). An innovation database and an electronic "chat room" were set up so that the team members from research and development, business development, food technology, approval management and marketing could share creative ideas. It allowed Nutrinova's experts to channel their specialized knowledge. The IMI team identified exceptional ideas in a screening



[PHOTO]           -   Fostering the eCapabilities of employees to enable them to successfully compete in the eEnvironment

                  - Providing attractive eEnabled transaction tools for its customers such as "BuyTiconaDirect"

                  - Being a founding member of Omnexus - an electronic marketplace for the engineering plastics industry

22      CHANGE



process, evaluating their feasibility and marketability. With the support of external networks and participation in ventures such as "Sherbrooke Capital Health & Wellness Fund," the IMI team has made a significant contribution to Nutrinova's portfolio expansion into new and rapidly growing businesses, such as dietary fibers.

EXCELLENCE TRANSFORMATION MODEL --


    The globally competitive environment and the structural changes that are transforming the chemical industry are both a challenge and an opportunity for the new Celanese AG. We believe that a change process is more effective if it is not left to chance. We want to be an organization that embraces change and implements it quickly, across the board and in a well organized manner. The overall focus of our change process is on increasing company value. Celanese Chemicals has developed "Circles of Excellence", a transformation model which will guide the business processes step-by-step to realize Celanese AG's vision of becoming a No. 1 or No. 2 growth company in profitability, operations and value. For 2001, the Circles of Excellence consist of:

    - People Excellence by developing first class systems to promote and monitor individual performance

    - Operational Excellence by improving productivity in a safe and environmentally sound manner

    - Commercial Excellence by incorporating customers' competitiveness in all aspects of doing business

    - The Innovation and Supply Chain Excellence steps will commence in 2002

    The Excellence Transformation Model was developed in the spirit of the Six Sigma strategy and metric, which analyzes, improves and controls all organizational processes, focusing on measurable customer value and results, as well as maximum efficiency in all business processes. The five areas of excellence are measured on a scorecard. The change efforts are quantified and the progress monitored, monthly in some cases, against targets and milestones. Celanese Chemicals has identified change managers, so-called "revolutionaries" to drive the change process.

JOB PROFILE OF A CHANGE MANAGER --

    The structural change in the chemical industry and the expectations of the capital market have put heavy pressure on companies to change outdated structures and to reposition themselves. But it is people who are responsible for implementing change. In a time when flexibility and speed are necessary to attaining success, Celanese is doing everything to attract and promote employees who can lead the company to excellence.

    This is why Celanese calls its program for top talents CHAMP - hiring the best. Celanese is looking for high caliber people with management potential who are attracted by the company's key drivers of change, focus, innovation, efficiency and sustainability. The participants in the two-year program work on key projects in Europe, the U.S. and Asia, relating to reducing purchasing costs, developing new business areas and eCommerce, for example. The project teams are multicultural and interdisciplinary. Through their participation in these projects and intensive training, the CHAMP candidates demonstrate whether or not they will be able to operate in the entrepreneurial-minded culture of Celanese.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       23



     Celanese AG has realigned the Management Development Process. It is concentrating on three groups: (1) senior leadership potential, (2) cross-border management potential and (3) junior talent potential. The candidates are evaluated on ten management competencies. The Celanese Management Forum gives the candidates of the first two groups the opportunity to work, discuss and present case studies based on Harvard Business School material.

CRITERIA FOR MANAGEMENT DEVELOPMENT - THE 10 COMPETENCIES

SHAPING THE FOCUS              WINNING COMMITMENT                  BUILDING SUCCESS
-----------------              ------------------                  ----------------
Entrepreneurship               Relations & Networks                Develop capabilities
Strategic thinking             Change leadership                   Multicultural
Broad scanning                 Courage                             Teamwork & cooperation
Customer focus

The highlight is when the candidates present the results of their projects to the Board of Management and to the Global Management Team. In addition, a 360-degree evaluation and an executive profile provided by an external consultant are discussed by upper management. Teamwork and transparency are two major characteristics on which participants are evaluated at Celanese.

CHAMP INTERNATIONAL PROJECTS

[PHOTO] CHAMP (Celanese High Associate Management Program) participants, talented graduates at Celanese, work at four international assignments over a two-year period.

                  KRONBERG, GERMANY AND SUMMIT, NEW JERSEY: Here in the Corporate Business Planning & Analysis function, they learn about the company's organization and management tools.

                  CHARLOTTE, NORTH CAROLINA: As part of the "Renewal" project team, the CHAMPs help to improve the cost structures of the Acetate Products segment.

                  HONG KONG: In Celanese Chemicals' Specialties business line, the CHAMPs are involved in finding new business ideas for the growth region of Asia. They are members of the "New Business Development" project team.

                  FRANKFURT: Back in Germany, the CHAMPs have already accumulated a lot of valuable experience which they can apply to developing Ticona's eBusiness initiatives. Here all the functions come together: strategy, marketing, IT, etc.

                                    [PHOTO]



 --   STEVE CROWLY AND ED JOHNSTON

                                                                           FOCUS

                                   [GRAPHIC]

-- GUIDE THE SAFE PRODUCTION OF 36,000 TONS PER YEAR OF POLYVINYL ALCOHOL

26      FOCUS



VALUE CREATION COUNTS

OUR GROWTH STRATEGY TARGETS VALUE-ADDED OPPORTUNITIES

WE FOCUS ON ADDED VALUE FOR OUR CUSTOMERS

OUR PRESENCE IN GROWTH MARKETS ASSURES OUR GLOBAL COMPETITIVENESS

     In phase one, Celanese AG identified and restructured its core businesses. In a short period of time, non-core activities were sold, and debt reduced.

EXPANSION OF CORE BUSINESSES --

     The growth initiatives discussed in this report were led by the opening of new plants and an acquisition, such as the acetic acid plant in Singapore and the cyclo olefin copolymers (COC) plant in Oberhausen, Germany and the acquisition of the polyvinyl alcohol (PVOH) business from Air Products. Also, the expansion of capacities for very successful products in existing or in newly built plants represents a significant investment in the future.

     Last year, Ticona decided to almost double capacity for ultra high-molecular weight polyethylene (GUR) with the construction of a new plant in Bishop, Texas. With its special characteristics of non-abrasiveness, toughness and resistance to chemicals, GUR can participate in the growth in mechanical and electrical engineering, chemical and medical industries.

MAJOR GROWTH INITIATIVES

TECHNICAL POLYMERS TICONA
----------------------------------------------------------------------------------------------------
TOPAS(R)              VECTRA(R)           POLYACETAL          GUR(R)               TICONA/DSM
Germany               Shelby, NC          Germany             Bishop,TX            PBT Polyester
Sept. 2000            2002                2002                2002                 Feasibility Study
E60 million*          E30 million*        E25 million*        E50 million*

ACETYL PRODUCTS
----------------------------------------------------------------------------------------------------
ACETYL COMPLEX            PVOH ACQUISITION          CELANESE/SWCC             SYNGAS
Singapore                 Sept. 2000                China                     Oberhausen
E300 million*             E359 million*             LOI on acetic acid        (projected)

PERFORMANCE PRODUCTS & OTHERS
----------------------------------------------------------------------------------------------------
OPTA FOOD                 FUEL CELL MEMBRANE
Ingredients/
Nutrinova

*investment

[PHOTO]           POLYVINYL ALCOHOL

                  After acquiring the polyvinyl alcohol (PVOH) business from Air Products for E359 million, Celanese is now the largest PVOH producer in North America and the second largest worldwide. Along with the PVOH business, which has sales of $200 million, 180 experienced employees in Pasadena,Texas and Calvert City, Kentucky joined Celanese.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       27



In pursuing growth, Celanese AG has clear objectives:

     - to transform itself into a less cyclical and higher value added chemical company

     - to use its asset base, balance sheet and equity position to strengthen core businesses and to expand into higher growth, integrated value chains and/or businesses

     - to continue to grow and, thereby, pursue prime global market positions, leading-edge technologies, and superior operating performance

     - to enhance shareholder value

VISION 2005 --

     All stakeholders of Celanese expect a clear vision in order to understand and support the company's strategy. Celanese will excel, as an industry leader, in creating value for customers, shareholders, employees and suppliers. Celanese will focus on No. 1 and No. 2 global market positions and pursue internal and external growth opportunities.

A FOCUSED VISION RESTS ON CHALLENGING VALUES

                                       VISION 2005
-------------------------------------------------------------------------------------------
VALUES                                                                  - High-performing
                               TO BE #1 OR #2 IN OUR GLOBAL               diverse employees
- Integrity, openness          BUSINESSES

- Excellence in EHSA           TO BECOME A E10 BN COMPANY               - Entrepreneurial
                                                                          mindset

- Customer driven              TO BECOME A COMPANY WITH A               - Operational
                               PREMIUM STOCK VALUATION                    excellence



OPTIMIZATION AND GROWTH:
A LOOK INTO THE ACETYL PRODUCTS STRATEGY --

     Acetyl Products is the largest business segment of Celanese AG with net sales of E2.1 billion. Acetyl Products transforms raw materials, such as natural gas, ethylene, butane, and oxygen into methanol, acetic acid, acetic anhydride, vinyl acetate monomer, polyvinyl alcohol and acetaldehyde. The fully integrated value chain is the backbone and the strength of our leading technology and market position.

     The strategy of Acetyl Products is to optimize production costs by using the most efficient processes available. This is especially important in view of high energy and raw material costs.



[PHOTO] The acquisition of the PVOH business extends Celanese's core acetyl chain into a higher growth area. Thirty-five percent of vinyl acetate monomer (VAM) capacity on the global market is processed into PVOH. Air Products was Celanese's biggest VAM customer before the acquisition. We, therefore, increased our VAM volumes and earnings. PVOH is used mainly in textiles, coatings, adhesives, fibers and the paper industry. --

28      FOCUS



POLYVINYL ALCOHOL - A NATURAL EXTENSION OF OUR VALUE CHAIN

                                   [DIAGRAM]

     Celanese, through its methanol carbonylation patents, is the world technology leader in the production of acetic acid. Celanese has capitalized on its leading positions in acetyls by starting up in 2000 a new state-of-the-art 500,000 metric ton acetic acid plant in Singapore. Since 1997, Celanese has invested E300 million in its integrated acetyl complex, which also includes vinyl acetate monomer and acetate ester facilities.

YOU DON'T NEED TO OWN IT TO USE IT: THE CASE OF BAYPORT TERMINAL --


     Celanese Chemicals has shipped basic chemicals manufactured at its plants in Texas from the Houston port for many years. There is a pipeline from Celanese Chemicals' largest acetic acid facility in Clear Lake to Bayport, the chemical hub at Houston's port. Celanese's large terminal was a main feature there until recently. However, focusing means developing one's top competencies, while also using the top competencies of third parties. Consequently, Celanese decided in the summer of 2000 to sell the terminal to LBC PetroUnited, a leading operator of bulk liquid storage terminals, and to sign a long-term service agreement with that company. The sale enabled Celanese to further concentrate its resources on its own core competencies of manufacturing chemicals, while also benefiting from the integrated service and expertise of LBC PetroUnited.

CUSTOMER RELATIONSHIP MANAGEMENT - NEW WAYS TO CUSTOMER ORIENTATION --


     Nutrinova, the food ingredients business of Celanese, is one of the first companies in Germany to obtain ISO 9001 certification for meeting customers' needs. This should be a solid basis for further customer loyalty and recognition. In the increasingly competitive landscape, customers are demanding products and services with more and more value-added.

     Nutrinova manages its customer relationships using a cross-sectional Customer Relationship Management (CRM) structure. The goal of this process is to screen markets and customers, record



[PHOTO] Steve Crowley, process engineer, is the Pasadena, Texas site manager for Air Products. He is responsible for the safe operation of all production plants and services at this site. With Celanese's acquisition of the PVOH business, he has become a partner in the integration process.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       29



customer requirements and draw up customer development strategies and partnerships. Strategies, milestones and success factors must be visible in each phase of CRM. Nutrinova is working on assembling CRM on an electronic platform with eBusiness tools as important components of its customer orientation. Nutrinova has successfully established a reputation as a creative solution provider.

CUSTOMER ADDED VALUE IS DECISIVE

                                   [DIAGRAM]

MAKING THE CUSTOMER AN ONLINE SYSTEM PARTNER --

     Ticona's raw material and application experts have gone online: With a single mouse click, processors and end users are now able to link into our library to get information about process parameters, reference materials or design possibilities with Internet-based computer-aided engineering tools (CAE). Ticona supports the partnership between end-users, manufacturers, and raw material suppliers in its goal of satisfying customer needs.

     This online service also helps to reduce development time and costs, and simplifies problem-solving in processing or calculating optimal component designs. With computer-aided engineering, customers can determine the best component design even before the tool is built, thereby reducing expensive tool prototypes or cost-intensive tool modifications.

STRENGTHENING THE COMPETITIVENESS OF OUR CUSTOMER --

     With Ticona's liquid crystal polymer Vectra(R), Siemens AG advances into a new dimension in chip technology: Vectra(R), compounded with minerals, is injection-molded with pre-formed connection pins in one step for printed circuit boards, using polymer stud grid array (PSGA) technology.

     Because of its ease of molding into very intricate parts, Vectra(R) is used in many electric and electronic components.



[PHOTO] Ed Johnston is responsible for the PVOH site in Pasadena. Ed Johnston has worked for Air Products for 15 years and held leading positions in production. In Pasadena, Steve and Ed are responsible for integrating PVOH production into the Celanese Chemicals' value chain. In Calvert City, another excellent team is integrating the process at that site.

30      FOCUS



     For the PSGA application, Ticona engineers worked with Siemens to selectively optimize Vectra's characteristics. A special admixture of ball-shaped minerals made the material more stable when expanded, watertight, and easier to process. It can also resist heat up to 240(degree) C, making it well suited to various value added applications.

EXPANDING IN ASIA --

     In the summer of 2000, Celanese AG completed the integrated acetyl chain complex on Jurong Island in Singapore by inaugurating the acetic acid plant, a state-of-the-art facility with an annual capacity of 500,000 tons.

     In 1997, Celanese started up a vinyl acetate plant with an annual capacity of 170,000 tons. At the beginning of 2000, an acetate ester facility with a capacity of 100,000 metric tons went into operation.

     The construction of the acetyls complex in Singapore is part of Celanese's strategy to set up production facilities for its key products in the most important global markets and thus to reduce delivery times for customers. The extensive industrial park for chemicals and petrochemicals on Jurong Island provides excellent conditions for such a complex. One reason for this is that important customers are based locally and can be supplied directly via pipeline. Around 40% of the acetic acid produced on Jurong Island will be further processed in Celanese's own facilities. The remaining 60% will be shipped to customers in Europe and Asia from Singapore's port, the world's largest and the gateway of all of Asia.

     By starting up production at the new acetic acid plant, Celanese is significantly expanding its presence in Asia. In all, Asia accounted for around 13% of sales in 2000 (only consolidated companies). Both Celanese Chemicals and Technical Polymers Ticona have established a number of joint ventures with Asian partners. In all, Celanese AG and its joint venture partners have production facilities at nine different locations in Asia.

 CELANESE PRODUCTION SITES IN ASIA*

                                 [MAP OF ASIA]

     * including joint ventures

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
A FOCUS ON THE GROWTH REGION CHINA--

     Celanese is the world's largest manufacturer of cellulose acetate filament and tow. Both products are derived from cellulose and acetic acid; the filament is made into fabrics, the tow is processed into cigarette filters and other products. Celanese's acetate business has a strong foundation in the size and efficiency of its production plants as well as in its leading technology. A significant factor for its success is its global market presence that supports partnerships with leading customers worldwide. With acetate manufacturing in the NAFTA region, Europe, and China, Celanese can meet the needs of large regional and international customers. China, where the company has joint ventures to manufacture cigarette filter tow, represents 27% of the global market for this product. Based on its presence and experience in operating in the Pacific Rim, Celanese Acetate has now become the biggest supplier of acetate tow in that region. This position depends on imports from our North American production sites, as well as its joint ventures in Kumming, Nantong and Zhuhai. The customers for filter products in China are the companies which comprise the State Tobacco Monopoly (STMA), the world's biggest cigarette manufacturer.

[PHOTO]

{PHOTO]

2 OUT OF 200 PRODUCTS

EFFECTIVE PACKAGING REQUIRES NEOPENTYLGLYCOL

Modern convenience food is dependent on technically advanced packaging. Although it isn't visible, the silver stay fresh pouches are actually made out of multilayer films, each of which has its own special function. Neopentylglycol is the key chemical used in producing the adhesive that holds the layers tightly together. Celanese produces 30,000 tons of neopentylglycol annually.

VINYL ACETATE MONOMER - A MULTI-TALENTED CHEMICAL

One of the most important products in Celanese's integrated value chain is vinyl acetate monomer (VAM).

Celanese is the largest supplier of this basic chemical. We operate one of the world's most efficient VAM plants in Frankfurt, Germany. Fifty percent of VAM on the global chemical market is processed into polyvinyl acetate, which is mainly used as an emulsion or as resin in the production of coatings and adhesives. Thirty-five percent of VAM is refined into polyvinyl alcohol, a versatile raw material used in a broad variety of applications.

32

                                    {PHOTO}


                                                              --BIRGIT STOELZER

                                   [GRAPHIC]

INNOVATION

--TAKES A LOOK AT THE FUTURE ENERGY SYSTEM

34 INNOVATION


A "TECHNOLOGY EDGE"

SEEKING NEW WAYS TO GENERATE AND REALIZE IDEAS

NEW PRODUCTS AND APPLICATIONS ARE A SOURCE OF INNOVATION FOR OUR CUSTOMERS

ENHANCED PROCESSES CREATE EFFICIENCY AND TOP QUALITY PRODUCTS


     Ideas and innovations are essential for developing successful new products, processes and businesses. It is no longer enough to process raw materials using traditional methods. That is why we are culling new developments in biotechnology, nanotechnology and material sciences, combining them with our know-how in chemistry and engineering and taking advantage of opportunities in information technology.

THE CREATIVE POWER OF NETWORKS--

Having our own research activities is no longer the best way to master these challenges. For that reason, Celanese has decentralized its research and development (R&D) and is cooperating with external partners.

INTERNAL R&D NETWORK: Celanese's businesses conduct and concentrate their research on existing products and processes. Through a companywide R&D network, we are bundling similar research activities and are identifying new, transferable ideas. Employees from research, marketing and management use the same intranet platforms to share their work and support the development of promising new business platforms for the company.


                              [WORLD MAP GRAPHIC]



RESEARCH SITES

1 SUMMIT              Technical Polymers Ticona
2 CHARLOTTE           Acetate Products
3 CORPUS CHRISTI      Acetyl Products, Chemical Intermediates
4 OBERHAUSEN          Acetyl Products, Chemical
                      Intermediates,Ticona
5 FRANKFURT           Celanese Ventures, Nutrinova,Ticona
6 NEUNKIRCHEN         Trespaphan


THE FUEL CELL PROJECT

               The Celanese Ventures Teams are working on the future energy supply. In their laboratories in Frankfurt, they produce polybenzimidazole (PBI) membrane electrode assemblies, the
[PHOTO] "chip"of the fuel cell. The development is carried out in close cooperation with the company's strategic partners, Honda and Plug Power, as well as research institutes and toll manufacturers.

                                                                              35
LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS

     EXTERNAL PARTNERSHIPS: The research units of each business focus on core competencies, and in cooperation with external partners, they test new scientific discoveries for commercial feasibility. For example, based on our requirements, the California-based research company Symyx investigates the catalytic effectiveness of many thousands of substances using the newest technologies. Symyx can complete this specialized task faster that Celanese can.

     The California-based biotechnology company Diversa identifies bacteria that produce desired molecules, and then optimizes them using gene technology.

     This research together with our market experience and our expertise in process technology enables us to lay the groundwork for the production processes of the future.


R&D EXPENDITURES 2000
IN E MILLION


[PIE CHART]


Acetyl Products                 26
Chemical Intermediates          15
Acetate Products                12
Technical Polymers Ticona       30
Performance Products            9
Others                          2


     Partnerships with research organizations broaden our "radar screen" for new processes and materials. At the same time, Celanese is becoming more attractive to researchers. One example of this is a partnership Ticona has with the Max-Planck-Institute for Polymer Research in Mainz and the University of Mainz in Germany for researching structures and application possibilities of polymers using nanotechnology.


CORPORATE VENTURES: BRINGING RESEARCH TO MARKET--

     Since October 1, 2000, Celanese Ventures GmbH promoted promising research projects that lie outside the company's core businesses or that are in an early stage of development.

     The goal is to get the research projects ready for commercialization within one to four years. With the income from these market-driven projects, Celanese Ventures can finance new research projects, alliances or investments primarily through self-funding. Celanese Ventures projects must complement the company's strategy - and they must promise attractive financial results.

               In the face of global warming and the limited worldwide supply of oil, fuel cells could provide an alternative and clean source of energy generation, replacing conventional power plants and
[PHOTO] combustion engines. Using only air and hydrogen, fuel cells generate electricity and the by-products heat and water. At the core is a membrane that controls the electrochemical reaction. For sufficient output many cells are combined into fuel cell stacks. --

36 INNOVATION

CELANESE VENTURE PROJECTS

PROJECT       PRODUCT                  TECHNOLOGY          MARKET
-------       -------                  ----------          ------
Fuel cell     Membrane electrode       Polymer             Mobility
              assembly                 Technology

PROTOS        Polyunsaturated          Biotechnology       Nutrition
              fatty acid;                                  Healthcare
              Neo-Amylose

Metallocene   Metallocene-catalys      Homogene catalysts  High-performance
                                                           polymers

Covion        Light-emitting polymers  Polymer technology  Displays of mobile phones, laptops, etc.


     Nutrinova is one of four industrial partners that holds an equity investment in the Sherbrooke Capital Wellness and Health Fund, a venture capital company that focuses exclusively on the one hundred billion dollar food ingredients market for health and functional foods. The strength of Sherbrooke Capital lies in its combination of investment experience, technological expertise and strategic perspectives. The advantages for Nutrinova are obvious: financial returns, access to new product ideas and markets as well as intensive interaction with other partners in the fund.

NEW POLYMERS, NEW POSSIBILITIES--

     To form strong, long-term relationships with our customers, we have to be a source of innovation. Our technical polymer business provides this innovative edge to its customers. In the new Airbus series A 340-500 and A 600 aircrafts, the fiberglass reinforced high-performance polymer Fortron(R) sold by Ticona will be used for the extensive profiling on the front edge of the wing. Fortron(R) provides the necessary resistance to extremes in temperature, dimension stability and toughness, as well as impact and chemical resistance. The individual elements of the wing are welded together, reducing weight by 20% and giving profiling more stability than riveting connections, which are normally used. This technology saves the manufacturer additional time and costs.

     With its Hostaform(R), Celanex(R), Fortron(R) 9000, Topas(R) and Vectra(R) materials, Ticona is offering its customers in the high-growth health care segment, a customized product portfolio for various uses. These include dosing systems such as pens for injecting insulin, dry-powder inhalers for asthmatics and needleless syringes. It is essential that these products be as easy to handle as possible and exhibit a high degree of functional security.



               The basis for the fuel cell membrane is polybenzimidazole, a high-performance, heat-resistant polymer, which only Celanese
[GRAPHIC]      produces. A production plant is already being planned to produce the membrane electrode assemblies on a large scale. With the high-temperature membrane electrode assemblies from Celanese
               Ventures, fuel cells are becoming more efficient, more reliable and more cost-effective.

                                                                              37
LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS


THE CHEMICAL CONNECTION --

     New products and applications also play a decisive role in our other businesses. Celanese Chemicals' Specialties business line has a New Business Development unit to identify new customers as well as customer needs for new products and applications. Together with this unit, research, marketing and production deal with the customers' specific requests in order to then be able to offer effective solutions.

     An example of this is the partnership with Nutrinova. Celanese Chemicals produces sucrose acetate isobutyrate (SAIB) in Frankfurt, a sugar-based softening agent in printing inks, which makes the printing film flexible. Since SAIB was recently classified by the U.S. Food and Drug Administration as safe and admitted as a food ingredient, Celanese Chemicals will produce this material for special printing inks for food packaging. Nutrinova has further developed SAIB as a patent-protected, liquid formula called BalancePlus(R) for the beverages industry worldwide, which prevents aroma oil in fruit juices from settling.

     Celanese Chemicals has also entered a new market with citric acid esters Lemonol AC 4(R) and Lemonol AC 8(R). These products are used as softeners in PVC for toys, sealants in the food industry, temperature-resistant cable insulation, and also cosmetics and printing inks. These newly developed softeners offer our customers a safer alternative to conventional softeners, whose use in some products is being limited for health reasons.

     For many years, sodium formate remained a waste by-product from the polyols process. Recovering this waste stream not only created a saleable product, but eliminated the need to dispose of the waste. Originally produced as a raw material for bleaching agents in the pulp and paper industry, Celanese chemists developed new formulations of the product to replace traditional airport de-icing products.

     Celanese's new formulations of sodium formate de-icers have been shown to be a very viable, cost-effective and environmentally friendly alternative to conventional airport runway de-icing products. They contain proprietary inhibitors necessary to meet the stringent requirements of the aerospace industry. In addition, they are more suitable for corrosion-sensitive areas, such as bridges, overpasses and canal locks. Tested by Celanese Chemicals in Edmonton, Canada, sodium formate de-icer has received approvals from Transport Canada and the U.S. Federal Aviation Administration for use in airports.



               Fuel cells are quiet, clean and on the brink of commercialization. Car makers, utility companies and fuel cell system producers such as Plug Power are investing several
[PHOTO] billions of dollars in this technology. Experts expect an exponentially growing market for fuel cells. With high-performance membranes, materials and catalysts, the chemical industry is driving the development of fuel cells.

38 INNOVATION

     Nutrinova has expanded into new markets with specialty dietary fiber products. Through an agreement with Canadian Harvest(TM), Nutrinova has become involved in the quickly growing market for functional foods, which promote good health. Canadian Harvest's product, Caromax(TM), a dietary fiber from the carob tree, has a significantly higher physiological benefit and a higher antioxidant effect than traditional dietary fibers. Oat fiber is produced for us by our American cooperation partner Opta Food Ingredients, Inc. Nutrinova will introduce it outside North America, taking advantage of its favorable market position, customer contacts, competencies in food science and product experience with Sunett(R) and sorbates.

     Trespaphan's oriented polypropylene films (OPP) have particularly good barrier properties, which reliably protect food and snacks and extend their shelf life. Compared to the normal three-layer films, Trespaphan's five-layer films have significant advantages. As the inner layer is much thinner, a smaller quantity of additives is needed for the film, reducing costs. In addition, water vapor permeability is lower and optical features can be adjusted more efficiently to our customers' requirements than with the simple three-layer film. Trespaphan's research department is already working on seven-layer films, which promise further significant improvements.

SEEKING BIOTECH BREAKTHROUGHS --

     Over the years, Celanese has developed an expertise in process technology and catalyst development. In the chemical industry, where large quantities of raw materials and energy are used, leadership in these areas is essential in achieving optimal cost-efficiency.

BIOTECHNOLOGY AT CELANESE


[GRAPHIC]     Renewable Resources     Biocatalysts

              Genetics     Bio Technology

              Microbiology            Fermentation

  Food        Specialty   Films/      Basic      Active
ingredients   chemicals  polymers   chemicals   chemicals

     Thanks to the innovative work of its own scientists and engineers, Celanese Chemicals was able to further develop its methanol carbonylation process into one of the most cost-effective technologies in the world for producing acetic acid. Celanese scientists and engineers achieved this by constantly improving the catalysts, materials that encourage reactions without being consumed themselves.

     Celanese Chemicals is now seeking more dramatic technology improvements to maintain its competitive advantage. The area it has targeted is biotechnology. With external partners, the business is developing a biocatalytical process to produce several important basic chemicals. Plants using this technology need less energy, are more environmentally friendly and can also produce these products in comparatively smaller plants more economically. In addition, renewable raw materials, called biomass, may be able to replace crude oil and natural gas in biocatalytical processes.

                                                                              39
LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS

     These processes will substitute various chemical syntheses of basic chemicals. Biotechnology will also create new products and markets. Examples can be found at Trespaphan and Celanese Ventures.

     Trespaphan has developed a new high-performance film, called biaxially oriented polylactid acid (BOPLA). This film is made from renewable raw materials, mainly corn; it is biodegradable, and it has excellent barrier and mechanical properties. Celanese Ventures is using different biotechnological processes for producing food ingredients. By applying genetic engineering, the business expects to develop further products and applications, such as active ingredients in pharmaceuticals, new enzymes or biopolymers.

CHEMICAL KEY TECHNOLOGIES

                              BIOTECHNOLOGY: GENOMICS       FUEL CELLS
                              COMBINATORIAL CHEMISTRY
--------------------------------------------------------------------------------
Date of                      2002                           2005
commercialization
--------------------------------------------------------------------------------
What it does                 Improves health and nutrition  Membranes and
                             plus creates alternative raw   catalysts that
                             material sources. Genomics and enhance fuel
                             combinatorial chemistry are    cell performance
                             enabling technologies
--------------------------------------------------------------------------------
Effects                      Production costs, farm         Lower costs and
                             economics and  long-term       improves conversion
                             healthcare                     conversion factors
--------------------------------------------------------------------------------
Market potential             $ 10 billion plus              Several billion $
--------------------------------------------------------------------------------

Source: Morgan Stanley Dean Witter, November 2000


CLEAR OPPORTUNITIES FOR TOPAS(R)

            Ticona's new cycloolefin copolymer (COC) Topas(R) has a unique combination of properties and can be used in a wide spectrum of
[PHOTO] applications, such as diagnostic products, optical applications for lenses or sensors, capacitor and packaging films, and as toner binder in color printers and copiers. Because of its excellent moisture-barrier properties,Topas(R) is an ideal material for blister packages for pharmaceuticals.

            With its excellent transparency and high light transmission in the near UV-region,Topas(R) was selected as the base material for
[PHOTO] microtitre plates, which are used to screen a large number of substances in a short period of time in genomics and the development of pharmaceuticals. Optical applications made of Topas(R) are highly transparent, have extremely precise geometry and offer significant weight savings over glass.

-- Topas (R) is attractive for use in medical devices

-- In optical applications, Topas (R) is chosen for its high transparency and low bi-refringence

40


                                    [PHOTO]


                                                   --TONY GARYI AND ERNEST REYES

                                                                      EFFICIENCY


                                   [GRAPHIC]

-- KNOW HOW TO PRODUCE VAM IN THE MOST EFFICIENT WAY

 42 EFFICIENCY

CONTINUOUS IMPROVEMENT

EFFICIENCY IS OUR CORE COMPETENCY

TECHNOLOGY LEADERSHIP ENSURES A LEADING MARKET POSITION

EBUSINESS REDUCES COMPLEXITY

     Efficiency: "Doing more with less" - Organizations, production, technology, products and customer service are getting better, faster and more efficient. Celanese targets annual savings of over E100 million. These savings will lead to increased productivity.

ALL OUR EMPLOYEES DRIVE THE PROCESS

     Customers expect our chemicals and polymers to be delivered on time and produced at consistent high quality. They expect a high level of technical competence to deal with product modifications. And, customers do not want to waste valuable time on details of ordering and distribution. It is therefore necessary to have an efficient and flexible organization to meet these demands reliably and in an ever shorter time frame. All of Celanese's businesses have put in place initiatives to reduce costs and to identify potential for improvement. An example is the continuous improvement process (CIP) that Celanese Chemicals in Europe uses to reduce costs, improve results, and create value for the company. CIP has been a big success as each employee has integrated the process into his or her own job.

     The continuous improvement process projects include technical and organizational improvements, which help to save millions of euros. Some examples are the recovery of the rhodium catalyst in the synthesis of TCD-alcohol DM (tricyclodeca dimethanol), reducing accounts receivable and consequently working capital, as well as a computer-aided quiz in an Oxo products plant to familiarize new employees.

     Ticona has introduced the "Balanced Scorecard" (BSC) in a pilot project. By using BSC, Ticona has identified the factors necessary to successfully satisfy customers and at the same time to reach company goals, such as those for productivity and costs. Involving employees in different stages and prioritizing the factors are making BSC a successful program.

VINYL ACETATE PLANT IN BAY CITY

            Employees at the Bay City vinyl acetate unit have been able to improve efficiencies, increase production, reduce the consumption of
[PHOTO] energy and extend the life of the catalysts. This has been achieved through teamwork, computer-based process monitoring tools enhanced by in-house developed improvements, technical support and dedication.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS

TICONA BALANCED SCORECARD PILOT PROJECT (BSC)

Project teams along the value chain have implemented the BSC in six steps

- IDENTIFYING CUSTOMER REQUIREMENTS
- DETERMINING SUCCESS FACTORS FOR CUSTOMER SATISFACTION
- CONSIDERING EFFECTS OF THE SUCCESS FACTORS ON PRODUCTIVITY AND COSTS
- INTEGRATING THE SUPPORT FUNCTIONS SUCH AS ENERGY SUPPLY AND REPAIRS
- DETERMINING CELANESE AG'S STRATEGIC SUCCESS FACTORS
- DEFINING THE MEASURES AND CONTROLS FOR THE INDIVIDUAL SUCCESS FACTORS

- CUSTOMER SATISFACTION AND COMPANY SUCCESS


FOCUSING ON COMPETENCIES--

     Celanese Acetate has enhanced the efficiency of its business by outsourcing processes that are not core. An outside company now handles maintenance materials management at Celanese Acetate's biggest plants. The Acetate and Chemicals businesses have also outsourced the operation of their global SAP data centers, including hardware and technical support, to Hewlett Packard.

     The businesses have taken steps to consolidate production in key regions and at larger plants to reduce cost and optimize quality. For example, Celanese Acetate closed its plant in Drummondville, Canada and plans to do the same with the filament production in Rock Hill, South Carolina. Large parts of the filament production were transferred from Rock Hill to Mexico last year. In 2000, the production of acetate flake was shut down at Ocotlan, Mexico and increased at Rock Hill.

     This past year, Trespaphan has successfully transitioned from being a standard films producer to a supplier of specialty films. This new orientation, however, required considerable technological and organizational changes. Unlike standard film, specialties are produced in small quantities and frequent switching of machines from one film to another is required in a short time. This specialty technology was perfected in Europe and transferred in 2000 to Trespaphan's site in Zapacu, Mexico, considerably improving the speed at which Zapacu's machines could be converted.

AN ADVANCE IN TECHNOLOGY LEADS TO COST LEADERSHIP--

     To use large quantities of energy and raw materials as efficiently as possible, Celanese Chemicals is continuously seeking to improve its processes. Chemicals operates 15 pilot plants in Oberhausen, Germany to test reaction conditions and systematically alter the composition of the materials in the

            With a capacity of 290,000 metric tons per year, the Bay City vinyl acetate plant is Celanese's largest. In addition to the unit in Bay
[PHOTO] City, Celanese also operates vinyl acetate plants in Clear Lake, Texas; Cangrejera, Mexico; Edmonton, Canada; Frankfurt, Germany; Tarragona, Spain and Singapore. The annual capacity of 1,270,000 metric tons makes Celanese the leading producer of vinyl acetate with a global merchant market share of 40%.--

44 EFFICIENCY


reactor in a controlled environment. The results are then compared with the simulated mathematical reactor and reaction models. Neural networks are used for this purpose to create successively improved models from pilot plant information and convert the raw data into a model as part of intelligent advanced process control (APC) systems. These new models are then tested, and, if successful, integrated into the manufacturing process to yield efficiencies.

     Continuous improvement in catalyst systems is also necessary to make processes more efficient. This involves recovering the expensive catalysts. Example of that is the patented recovery system that an employee developed for the acrylate ester plant in Clear Lake, Texas. Since the system's startup in the past year, the usage of catalysts has been reduced by 67%.

     Celanese Chemicals' sites were honored by the American Chemistry Council in December 2000 for their success in improving energy efficiency. For example, in Clear Lake, energy was saved recovering process heat from waste heat and by switching an energy-intense distillation column from a continuous to a batch process.

     By reducing the motive fuel gas on a vent stream and adjusting the steam addition valve to the flare, Bay City was able to save energy and reduce noise pollution. By rebuilding a boiler at the Pampa, Texas chemicals plant, energy consumption was reduced by over 7%.

     In Oberhausen, the costs of the power plant were greatly reduced by introducing several measures. Due to the diminished amount of by-products and the increased reliability of the power plant, only one of the two boilers needs to be run. After the redesign of the process, only one of the exhaust-fume incinerators now has to be operated. At the same time, more by-products have

Neural networks improve process control systems
-----------------------------------------------

[NEURAL NETWORKS GRAPHIC]

            Vinyl acetate is primarily processed into polyvinyl acetate, which is then used to produce dispersions, coatings and adhesives. As part
[PHOTO] of the value chain, vinyl acetate also is processed into polyvinyl alcohol (PVOH) in a number of steps. PVOH can be used as an emulsion, a bonding agent, specialty chemical for safety glass, adhesive or in paper and textiles processing. Celanese added PVOH to its own product portfolio in 2000.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
----------------------
CONSOLIDATED STATEMENTS

been incinerated in the power plant, thereby reducing the amount of purchased energy.

     The Edmonton site was able to achieve similar success. By installing new process controls, it was possible to feed excess steam into an existing generator to produce additional electricity. The annual savings amounted to over E1 million.

     Ticona's technical polymers business passes on ways to improve efficiencies to its customers. With Hostaform(R) (POM), Celanex(R) (PBT) and Fortron(R)
(PPS), Ticona offers polymers with many elastomers and rubber as a harmonious and durable compound. This combination of harder and softer polymers in two-component injection molding increases productivity and profitability, as some assembly steps are eliminated.

COST REDUCTION THROUGH EBUSINESS--

     eBusiness is dramatically transforming buying and selling relationships and reshaping the way a company interacts with its partners and the world at large. The necessary changes are forcing companies to take risks and to try out new approaches in order to be customer-focused and successful.

     We want to gain considerable cost savings from eBusiness in purchasing and in all aspects of order processing from customer inquiries to delivery, by reducing and standardizing the number of steps involved. And we expect greater transparency in the flow of operations, which translates into fewer mistakes and better customer service.

     An example of how eBusiness has created efficiencies is the joint eProcurement project of Celanese Chemicals Europe and Ticona GmbH. Employees from all departments can now order directly from electronic catalogues on the intranet, linked to the existing R/3 SAP system. Accounting now has to check fewer invoices and orders. This has resulted in cost savings from a standardized product range and improved negotiating position with suppliers of electronic appliances, and workshop, office and laboratory supplies.

     Celanese AG is striving for the implementation of modern Internet technologies along the entire value creation chain. In this context, the eProcurement project is an essential element to becoming a leader in eBusiness.

     "Time is money" is also true in consulting and decision-making situations. Especially in negotiations with customers, it helps to be able to quickly check on available production capacity, delivery dates or status to satisfy customers and to save costs. Celanese Chemicals is one of the first companies in the chemical industry to equip their sales representatives with WAP mobile phones, in a pilot project which enables them to have access to our own network. When outside the office, sales representatives from Celanese Chemicals can now obtain all information on prices, production capacity, delivery status, current location of the products, etc. and respond quickly to customer requests and questions.

46

[PHOTO]

                                                                  --KARIN KONRAD

                                                                  SUSTAINABILITY


                                    [PHOTO]

     -- AND BILLIONS OF PROTISTS ARE STRIVING TO IMPROVE HEALTH

48 SUSTAINABILITY

THE LICENSE TO OPERATE

NEW PRODUCTS AND PROCESSES ARE KEY TO ECONOMIC SUSTAINABILITY

THROUGH ECO-EFFICIENCY WE DEMONSTRATE OUR COMMITMENT TO ENVIRONMENTAL PROTECTION

SOCIAL RESPONSIBILITY IS AN INTEGRAL PART OF OUR VISION AND VALUES

     For Celanese, sustainable development means developing new market opportunities with innovative and ecologically sound products; implementing continuous improvement in safety, health and environment; improving economic and ecological efficiency and encouraging employees to strive for best practices and respecting human rights and natural resources.

INNOVATIONS IMPROVE ECONOMIC SUSTAINABILITY--

     Biotechnology will enable us to produce our products more efficiently and with less energy than we do today, because biotechnological processes need less energy due to lower heat and pressure in fermentation and extraction. Biotechnology will allow us to conserve resources more effectively, by using renewable resources and by producing biodegradable waste. Future biotechnological processes and products will enhance our manufacturing technology and will slowly start to replace traditional petrochemical processes. Celanese Chemicals is developing a biocatalytic process to produce basic chemicals and other molecules from alternative raw materials at significantly lower costs. The future perspective is that chemicals can be made from biomass and renewable resources instead of from crude oil and derivatives.

     Trespaphan has developed a film using biaxially oriented polylactid acid (BOPLA) which is produced from corn. The film, which exhibits very good barrier properties against oxygen and water, can be recycled easily and is also biodegradable.



BOPLA BI-ORIENTED POLYLACTID ACID

                                  [FLOW CHART]

THE PROTOS-BIOTECH PROJECT

         Doreen Reissberg takes a gas chromatogram of protist extracts. At Celanese Ventures, billions of these microorganisms produce
[PHOTO] polyunsaturated fatty acids (PUFA) for higher quality, healthier food. Another process uses an extracted biocatalyst of specific microorganisms to produce neo-amylose, a non-digestible starch, used in functional food and pharmaceuticals.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS

ECOLOGICAL ADDED VALUE--

     Economic and ecological criteria are playing an increasingly important role in the research and development process. In 2000, Celanese Chemicals introduced a new solvent, t-Butyl acetate, which emits significantly fewer volatile organic compounds than conventional solvents. The use of t-Butyl acetate in paints, coatings and adhesives for cars, planes and furniture helps customers to meet strict environmental requirements without additional investments.

     Environmental regulations are also opening up new opportunities for GUR(R), Ticona's ultra high-molecular weight polyethylene. With its special characteristics of non-abrasiveness, toughness and resistance to chemicals, GUR(R) is used in high performance filters because it can withstand exposure to toxic or dust particles.

     Another example is the process of improving polyacetal to meet customer requirements. Polyacetal, marketed under the brand Hostaform(R) XAP among others, is an important technical polymer. It is used mainly in automotive applications to help reduce weight and energy use. By enhancing the technology for making Hostaform(R) XAP, Ticona has developed a polyacetal that is easier to process and more environmentally friendly to produce.

     The continuous reduction of energy consumption yields ecological and economic benefits. By improving and modifying the manufacture of polyacetal, it has also been possible to steadily reduce the Kelsterbach, Germany plant's steam consumption and energy requirements by 15% over the last four years.

STEAM CONSUMPTION FOR THE PRODUCTION OF POLYACETAL
AT THE KELSTERBACH PLANT
INDEX (STEAM/PRODUCT)


                                  [LINE CHART]



     The rising cost and depletion of fossil fuels, particularly of crude oil and natural gas, is both a challenge and a market opportunity for the chemical industry. One opportunity lies in fuel cells as an alternative to combustion engines and conventional power plants. Celanese Ventures has developed a high temperature membrane electrode assembly that enables fuel cells to be considerably more reliable and economical.


         Protists are single-cell organisms which primarily live in water. They can be divided into two groups: microalgae, which live on sunlight and carbon dioxide, and protozoa, which obtain their energy from sugar and
[PHOTO] build up their biomass from organic material. Naturally occurring protists that produce PUFA or other desired products in large quantities are isolated, grown in fermenters and harvested to extract the product. --

50 SUSTAINABILITY

EXCELLENCE IN EHS IS AN ABSOLUTE--

     By adhering to our Environmental, Health, and Safety Policy, and EHS guiding principles, all employees at Celanese support the goals of the chemical industry's international Responsible Care program.

     We believe in a performance-based culture that encourages our employees to strive for best practice in business, production, research and Environment, Health and Safety (ESH): By integrating good environmental practices into production, Celanese prevents pollutants from being generated in the first place, thus reducing costs.

     With the implementation of EHS management systems, Celanese supports the continual improvement in its environmental protection and safety processes worldwide. These management systems not only enable us to improve ESH performance, but also to share best practices, standardize processes, reduce waste, and thereby also reduce costs.

     Each year, Celanese upgrades the environmental integrity of its operations. In 2000, Celanese spent a total of E103 million on environmental protection and safety, of which E12 million related to investments in equipment and technology and E91 million to operational costs.

UNDERSTANDING CORPORATE CITIZENSHIP GLOBALLY--

     Through responsible operations of its facilities, Celanese fulfills its commitment to be a good corporate citizen.

     Yet, what will be demanded of a chemical company and its products in the future? We believe that by striving for sustainability, we are embarking on a path which will lead it to ask the right questions - and to find adequate answers.

     Celanese and its employees are active in the communities in which they work. For example, Celanese's Edmonton, Canada site and its employees were honored for their involvement in the community, which included organizing open house days the plant and conducting information seminars the public and education initiatives for children at local schools.

     Another example of good corporate citizenship is the Product
Sustainability Assessment (PROSA) that Nutrinova developed in cooperation with the Eco-Institute in Darmstadt. PROSA evaluates the economic, ecological and social effects of our products in a context of industrialized and developing country markets.

The evaluation of the needs of emerging countries influences product development. Celanese Acetate developed cellulose acetate into an integral


         In the future, protists might also be used to produce new active ingredients with pharmaceutical properties, vaccines, pigments, biopolymers and bio-catalysts. To exploit the full breadth of their
[PHOTO] potential as an alternative to limited natural resources, we are applying genetic engineering to develop custom-made products or to introduce human genes in order to produce human proteins as active ingredients.

51

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS

part of bandage materials for the Chinese market. In emerging and developing countries, bandages are not changed as frequently as they should be to prevent them from adhering to wounds as they heal. The JoAn(R) bandage, which was made by Celanese Acetate, is less adherent to wounds, and thus supports the healing process better than conventional bandages. Although the initial tests were very promising, the product no longer fits in with the company's strategy and Celanese Acetate donated the technology to the University of California at San Diego for further development.

SHAPING THE COMPANY--

     The value of Celanese is based on knowledge, capabilities, and the dedication of its employees. The most important job of management is to involve employees in shaping the company. One example is how Celanese has developed its environmental protection policy and guidelines through a global network. For Celanese, the process of creating values and linking them to the vision is as important as the values themselves. In a series of town hall meetings and conferences, the board, management, and employees were involved globally in the definition of corporate values.

OUR VALUES

-   EXCELLENCE IN SAFETY, HEALTH AND ENVIRONMENT IS AN ABSOLUTE

-   CUSTOMERS ARE OUR REASON FOR EXISTING

-   A HIGH PERFORMING, DIVERSE GROUP OF EMPLOYEES WILL DRIVE OUR SUCCESS

-   ENTREPRENEURIAL MINDSET AND OPERATIONAL EXCELLENCE GENERATE VALUE CREATION

-   INTEGRITY AND OPENNESS AT ALL LEVELS FORM OUR FOUNDATION

     In a world which is changing rapidly and placing new demands on the company, Celanese needs flexible and inquiring employees. In its management development and training, it strives to develop these abilities. But it also establishes close links between experienced employees and younger colleagues, for instance, with the "Cellulose Acetate Experience University." Experienced employees give training courses on Celanese Acetate's key technologies to newer technical and manufacturing personnel. Another major element includes an electronic database of technical information that allows the global retrieval of an enormous volume of technical information and reports by Celanese Acetate users. The combination of the two elements increases productivity and preserves technical expertise and marketing knowledge valuable to the company.

CREATING A CULTURE OF OWNERSHIP--

     Employee ownership at Celanese fosters interest in the company and generates a strong motivation to increase company value. Celanese has therefore created a stock purchase plan (SPP) for its employees. Nearly a third of them participated in the plan and have even requested a second phase, which started in January 2001. This plan is designed to offer every employee the opportunity to purchase Celanese stock subsidized by the company.

     In 1999, Celanese set up a share price-compensation program for mid-level and senior executives as an incentive to add value to the company. By the end of the enrollment period in mid 2000, more than 80% of eligible executives had participated in the program.

52



DEAR SHAREHOLDER,

[PHOTO OF DR.          After Celanese AG's successful start, the new company's
GUENTER METZ]     management and employees consistently and rapidly focused on strengthening and further developing the businesses in the year 2000, thus paving the way for growth, innovation and increased profitability.

BUSINESS OVERVIEW AND STRATEGIC
DEVELOPMENT OF CELANESE AG --


     The Supervisory Board performed the tasks incumbent upon it according to the law and the Articles of Association, namely, as supervisor of and advisor to the Board of Management in its conduct of business during the year under review. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions with respect to the affiliates of Celanese AG and their executive bodies. The Board of Management informed the Supervisory Board orally and in writing about the course of business and the company's situation. In particular, during the five regularly scheduled meetings on March 15, May 9, July 11, September 13 and December 12, 2000, and during the two meetings of the Finance and Audit Committee on March 14 and December 11, 2000 and at the Strategy Committee meeting on December 11, 2000, the Supervisory Board together with the Board of Management discussed and analyzed all important projects, in addition to the business development.

The discussions focused in detail on:

- the strategic development and implementation of the business portfolio and the implementation of the necessary steps to achieve it

-   the acquisition of the polyvinyl alcohol business from Air Products

-   the start-up of the acetic acid plant in Singapore

-   the organizational restructuring of Celanese Chemicals and Acetate

- the divesture of Axiva Research & Technologies (process technology and engineering)

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       53



- the founding of Celanese Ventures to develop innovations and new technologies

-   the divestures of Vintron and the Celanese holding in Vinnolit

- the strategic importance of eBusiness for Celanese and the resultant projects

- the development of the Celanese share, as well as the main aspects of capital market communication

-   the share buy back program

- the continuation of a stock appreciation rights plan for upper management and a share purchase plan for employees

-   the company's strategy in environmental protection, health and safety, and

- Celanese AG's participation in the German Economic Foundation Initiative "Remembrance, Responsibility and the Future"


     The Supervisory Board always took into account business and strategic considerations, as well as important social aspects.

     The approvals required from the Supervisory Board with respect to certain decisions of the Board of Management and in compliance with the Articles of Association and/or the rules of procedure were granted unanimously in each case by the Supervisory Board.

     Moreover, the Chairman of the Supervisory Board was in constant contact with the Chairman of the Board of Management. The Chairman of the Supervisory Board was constantly informed about important business events and decisions; he was kept informed about the content and resolutions of Board meetings and when necessary, additional details and comments were given. The other members of the Supervisory Board also met for a series of regular individual discussions with the Board in the year under review.

54



COMMITTEE ACTIVITIES --

     The Strategy Committee acted in its advisory and preparatory function on the strategic development considerations and decisions of Celanese AG. In its meeting on December 11, 2000, the Strategy Committee dealt with the strategy of Celanese AG and in particular analyzed and discussed strategic planning for Celanese Chemicals, Celanese Acetate, and Ticona Technical Polymers as well as Nutrinova and Trespaphan. Additional topics discussed by the Strategy Committee were the strategy of the company on environmental protection and safety as well as on capital market and value creation.

     The Finance and Audit Committee of the Supervisory Board met twice in the year under review - in March and in December 2000. At its meeting on December 11, 2000, the Finance and Audit Committee covered business developments in 2000 and the outlook for the year 2001. In financial matters, the Finance and Audit Committee focused on the financial situation and financial planning. As part of the reporting on the financial situation, capital market topics were also discussed. An overview of the 2000 external auditing program and the auditing program of the internal function Corporate Auditing for 2000 and 2001 took place in the presence of the auditor.

     The Chairmen of the Supervisory Board and the Board of Management were in regular contact with the Chairmen of the Strategy Committee and of the Finance and Audit Committee during the year under review.

     The Personnel and Compensation Committee met four times in the year under review.

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       55



2000 FINANCIAL STATEMENTS --

     The 2000 financial statements of Celanese AG and management's discussion and analysis were produced in accordance with the German Commercial Code and the German Stock Corporation Act and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft - Wirtschaftspruefungsgesellschaft, which issued an unqualified opinion. This also applies to the consolidated financial statements based on U.S. GAAP.

     The annual financial statements of Celanese AG and the consolidated financial statements were drawn up in euro. The consolidated financial statements were supplemented by a Group management report and further explanations pursuant to Article 292 of the German Commercial Code. The existing U.S. GAAP consolidated financial statements provide an exemption under Article 292 of the German Commercial Code from the obligation to draw up consolidated financial statements according to German law.

     All financial report documents and the appropriation of earnings proposed by the Board of Management as well as the auditor's reports were available to the Supervisory Board on time. They were checked by the Finance and Audit Committee and the Supervisory Board; for this reason the auditors attended the meeting of the Finance and Audit Committee on March 15, 2001 and reported on the main results of their audit. The Supervisory Board concurred with the results of the audit and concluded from its own examination that no objections should be raised. At its meeting on March 16, 2001 the Supervisory Board noted the consolidated financial statements for 2000, approved the annual financial statements for 2000 of Celanese AG and also approved the appropriation of earnings proposed by the Board of Management.

56



PARTICULARS --

     The Supervisory Board granted Mr. Knut Zeptner's request to be relieved of his duties as a member of the Board of Management of Celanese AG effective midnight, August 31, 2000. The Supervisory Board thanked him at its extraordinary meeting on August 31, 2000 for his more than 35 years of service to Hoechst and Celanese, accomplished in an atmosphere of cooperation and trust.

     At its extraordinary meeting on August 31, 2000 the Supervisory Board appointed Mr. David Weidman as a member of the Board of Management of Celanese AG - responsible for Celanese Chemicals - for a term beginning September 1, 2000 and lasting until August 31, 2003.

     After the conclusion of the election of the employees' representatives to the Supervisory Board, Ms. Ute Sturm left the Supervisory Board on May 7, 2000. Mr. Armin Droth was elected as a representative of the employees to the Supervisory Board effective May 8, 2000. In addition, the court-appointed employees' representatives were confirmed by the election.

     The Supervisory Board wishes to thank the company management, the staff and the employees' representatives and acknowledges their dedication and hard work in the business year 2000.

  Kronberg im Taunus, March 16, 2001
  The Supervisory Board

  /s/ Guenter Metz

  Dr. Guenter Metz

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       57


SUPERVISORY BOARD
(Information as of December 31, 2000)

Dr. Guenter Metz(1),(2),(3),(4)
     Chairman; Former Deputy Chairman of the Board of Management of Hoechst AG; Member of the Supervisory Board: Aventis S.A., Schenker AG, Zuerich Agrippina AG

Reiner Nause(1),(2),(4)
     Deputy Chairman; Technician; Chairman of the Central Workers' Council of Celanese Chemicals Europe GmbH; Chairman of the Celanese AG Group Workers' Council

Dr. Hanswilhelm Bach(3)
     Graduate chemist; Chairman of the Senior Executives' Committee of Celanese Chemicals Europe GmbH, Ruhrchemie site; Chairman of the Group Senior Executives' Committee of Celanese AG

Khaled Saleh Buhamrah(4)
     Chairman and Managing Director of Petrochemical Industries Co., Kuwait; Member of the Board of Directors of Kuwait Petroleum Corporation

Gerd Decker(3)
     Electrician; Chairman of the Workers' Council of Trespaphan GmbH; Member of the Group Workers' Council of Celanese AG

Armin Droth(1)
     (since May 8, 2000) Electrical Engineer; Representative of the VAA (German association of management and professional staff); Member of the Workers' Council of Celanese Chemicals Europe GmbH, Hoechat site

Alan R. Hirsig(2),(4)
     Former Chief Executive Officer of ARCO Chemical Company, USA; Member of the Board of Directors of Checkpoint Systems Inc., Hercules Inc. and Philadelphia Suburban Corporation

Dr. Joannes C. M. Hovers(1),(4)
     Former Chief Executive Officer of Oce N.V., Netherlands; Member of the Supervisory Board: Ericsson Telecommunicatie B.V., GTI N.V., Koninklijke Grolsch N.V., Kusters Engineering B.V., Mignoz en De Block N.V., MPE Group N.V., De Nederlandsche Bank N.V., Randstad Holding N.V., Tilburg University (KUB)

Ralf Sikorski(4)
     Labor union secretary; Deputy regional head of the IG BCE, for Hesse/Thuringia

Ute Sturm(1)
     (until May 7, 2000) Office worker; representative of the DAG; Member of the Workers' Council of Celanese Chemicals Europe GmbH, Frankfurt (Mertonviertel) site

Dr. Alfons Titzrath(3)
     Chairman of the Supervisory Board of Dresdner Bank AG; Member of the Supervisory Board: Allianz AG (Deputy Chairman), Muenchener
     Rueckversicherungs-Gesellschaft AG, RWE Aktiengesellschaft, VAW aluminium
     AG

Kendrick R.Wilson III(3)
     Managing Director of Goldman Sachs & Co., USA; Member of the Board of Directors of Anthracite Capital Corp. LLC and American Marine Holdings Corp.

Werner Zwoboda(4)
     Mechanic; Chairman of the Central Workers' Council of Ticona GmbH; Member of the Group Workers' Council of Celanese AG

(1)  Committee in accordance with Section 27 MitbestG (German Co-Determination
     Act)

(2)  Personnel and Compensation Committee

(3)  Finance and Audit Committee

(4)  Strategy Committee

58



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           2000               1999             CHANGE
                                                                          IN   Em            IN  Em             IN %
---------------------------------------------------------------------------------------------------------------------
NET SALES                                                                  5,207              4,318               21

  Cost of sales                                                           (4,441)            (3,621)              23

GROSS PROFIT                                                                 766                697               10

  Selling, general & administrative expenses                                (567)              (570)              -1
  Research & development expenses                                            (94)               (79)              19
  Special charges                                                            (29)              (559)             -95
  Other operating income (expenses)                                            7                (10)            n.m.

OPERATING PROFIT (LOSS)                                                       83               (521)            n.m.

  Equity in net earnings of affiliates                                        19                  7             >100
  Interest expenses                                                          (75)              (111)             -32
  Interest & other income, net                                               112                 33             >100

EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS               139               (592)            n.m.

  Income tax benefit (expense)                                               (84)                83             n.m.
  Minority interests                                                           0                  7             n.m.

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS                                  55               (502)            n.m.

  Earnings from discontinued operations                                        3                310              -99
  Extraordinary expenses                                                       0                (15)            n.m.

NET EARNINGS (LOSS)                                                           58               (207)            n.m.

n.m. =  not meaningful

LETTER TO SHAREHOLDERS
----------------------
THE CELANESE SHARE

BOARD OF MANAGEMENT/PROGRAM 2001
--------------------------------
STRIVING FOR GROWTH

MANAGEMENT REPORT SUMMARY
-------------------------------------------------
REPORT OF THE SUPERVISORY BOARD/SUPERVISORY BOARD

RESULT OF THE SEGMENTS
-----------------------
CONSOLIDATED STATEMENTS                                                       59



CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                         31.12.2000       31.12.1999
                                                                              IN Em            IN Em
----------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                      24              378
  Receivables                                                                 1,659            1,598
  Inventories                                                                   719              588
  Other current assets                                                          125              178
  TOTAL CURRENT ASSETS                                                        2,527            2,742

  Investments                                                                   613              580
  Property, plant and equipment, net                                          2,169            1,932
  Other assets                                                                2,333            2,315

TOTAL ASSETS                                                                  7,642            7,569

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Short-term borrowings and current installments of long-term debt              414              429
  Other current liabilities                                                   1,819            2,072
  TOTAL CURRENT LIABILITIES                                                   2,233            2,501

  Long-term debt                                                                751              519
  Other liabilities and minority interests                                    1,815            1,683
  Shareholders' equity                                                        2,843            2,866

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    7,642            7,569

60



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               2000              1999
                                                              IN E m            IN E m
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS:

  Net income/loss                                                 58             (207)
  Loss from operations of discontinued operations                 (3)             (12)
  Special charges, net of amounts used                          (340)             482
  Depreciation & amortization                                    388              339
  Gain on disposal of discontinued businesses                   --               (503)
  Other, net                                                     (45)              84

NET CASH PROVIDED BY OPERATING ACTIVITIES                         58              183

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

  Capital expenditures and investments                          (637)            (659)
  Proceeds from sales of assets and businesses                   141              923
  Other, net                                                      (9)              (7)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                (505)             257

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

  Borrowings, net                                                210             (773)
  Other activity with Hoechst                                   --                706
  Other, net                                                    (133)              (5)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                  77              (72)

  Exchange rate effects on cash                                   16               10

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (354)             378

NET CASH (USED) IN DISCONTINUED OPERATIONS                      --                 (5)

Celanese is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains these reports and other information filed electronically.

FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "anticipate", "intend", "may", "will", "expect", and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors both referenced and not referenced in this report. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the SEC), including its annual report on Form 20-F filed with the SEC in March, 2001. Celanese does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

[CELANESE GRAPHIC]

CELANESE AG

61476 KRONBERG IM TAUNUS, GERMANY

MEDIA RELATIONS

Ralf Christner

Head of Media Relations
Phone: +49/69/305-8 40 40
Fax: +49/69/305-8 41 60
E-Mail: R.Christner@celanese.com
Phillip Elliott
Phone: +49/69/305-3 34 80
Fax: +49/69/305-8 41 60
E-Mail: P.Elliott@celanese.com
Dr. Hans-Bernd Heier
Phone: +49/69/305-71 12
Fax: +49/69/305-8 41 60
E-Mail: H.Heier@celanese.com

INVESTOR RELATIONS

Joerg Hoffmann

Phone: +49/69/305-45 08
Fax: +49/69/305-8 31 95
E-Mail: J.Hoffmann@celanese.com
Michael Oberste-Wilms
Phone: +49/69/305-8 31 99
Fax: +49/69/305-8 31 95
E-Mail: M.Oberste-Wilms@celanese.com

INVESTOR RELATIONS AND MEDIA RELATIONS
CELANESE AMERICAS CORPORATION

Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
E-Mail: A.Stine@celanese.com
Phone: +1/908/522-77 84
Fax: +1/908/522-75 83

This Annual Report is also available in German.

It is supplemented by a separate Financial Report, which consists of the complete financial statements of Celanese AG (Notes, Management's Discussion and Analysis, Outlook and the auditors' report).

On request, we will be pleased to send you a copy of these reports in either language:
Phone: +49/69/305-2 66 66
Fax: +49/69/305-8 34 66
or you can order/download it at:
www.celanese.com

REGISTRAR TRANSFER AGENTS

registrar Services GmbH
Frankfurter Strasse 63-69
65760 Eschborn
Germany

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
U.S.A.

AUDITORS OF THE CONSOLIDATED
FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft AG
Wirtschaftspruefungsgesellschaft
Marie-Curie-Strasse 30
60439 Frankfurt am Main
Germany

IMPRINT

PUBLISHED BY

Celanese AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany

EDITING

Corporate Communications
Corporate Accounting

DESIGN CONCEPT/LAYOUT

Winkel Design GmbH, Cologne

PHOTOGRAPHY

Jo Roettger, Hamburg

LITHOGRAPHY

Keim Klischees, Langen

PRINTING

Rhein Main Druck, Mainz

DATES IN 2001

May 3           Report on the 1st Quarter 2000
May 9           Annual General Meeting
July 31         Report on the 2nd Quarter
October 30      Report on the 3rd Quarter